UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3

            RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                             QXL ricardo plc

                          (Name Of The Issuer)

                             QXL ricardo plc

                    (Names Of Persons Filing Statement)

              Ordinary Shares, nominal value of 0.1p each
                American Depositary Shares, evidenced by
                    American Depositary Receipts,
                  each representing 250 ordinary shares

                    (Title Of Class Of Securities)

                              US74912W408

                 (Cusip Number Of Class Of Securities)


          Robert S. Dighero                         Thomas J. Plotz
       Chief Financial Officer                     Shaw Pittman LLP
           Landmark House                         2300 N Street, N.W.
       Hammersmith Bridge Road                   Washington, DC 20037
            London W6 9EJ                           202.663.8000
      (011) (44) (20) 8962 7100

 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

B. [   ] The filing of a registration statement under the Securities Act of
1933.

C. [   ] A tender offer.

D. [ X ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: []

Check the following box if the filing is a final amendment reporting the results of the transaction: []


                           Calculation of Filing Fee


      Transaction Valuation*                     Amount of Filing Fee **
             $70,000                                     $5.66




* Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). Represents the U.S. dollar equivalent of the estimated aggregate cash consideration in British pounds sterling to be paid by the filing person to U.S. holders for fractional interests in its ordinary shares, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on February 25, 2003 of Pounds 1.5727 to US $1.00 plus the estimated aggregate dollar amount of cash consideration to be paid for fractional interests in American Depositary Shares.
** The amount of the filing fee was calculated based on a rate of $80.90 per $1,000,000 of the aggregate value of the transaction.


[] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.






                              SCHEDULE 13E-3

This Rule 13e-3 Transaction Statement (the "Statement") filed by QXL ricardo plc (referred to herein as "QXL" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") is accompanied by an Information Statement for U.S. Holders of Ordinary Shares and American Depositary Shares (the "Information Statement") to be distributed to U.S. holders of ordinary shares and American Depositary Shares, each representing 250 of QXL's existing ordinary shares (each, an "ADS"), in connection with the Extraordinary General Meeting of the shareholders of QXL currently scheduled to be held on March 28, 2003.

At such meeting, the shareholders of QXL will vote upon a special resolution, which, if adopted, will result in a l-for-1,000 share consolidation of QXL's ordinary shares and the payment of cash for fractional shares to those shareholders who would, as a result of the share consolidation, hold less than one share of QXL's post-share consolidation ordinary shares, subject to retention by the Company of small amounts the cost of distribution of which would be disproportionate to the amounts involved. Holders of ADSs will receive one new ADS for each one thousand existing ADSs. Holders who would otherwise hold less than one new ADS will receive cash instead of such fractional interest.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement in the section titled "Summary Term Sheet" is incorporated by reference.

Item 2. Subject Company Information.

(a) Name and Address.
The name of the subject company is QXL ricardo plc. The Company's principal place of business is located at Landmark House, Hammersmith Bridge Road, London W6 9EJ, England. The Company's telephone number is (011) (44) (20) 8962 7100.

(b) Subject Securities.
As of February 19, 2003, the Company had 915,263,039 ordinary shares, nominal value 0.1p each, outstanding. As of that date there were 229,036 ADSs, each representing 250 existing ordinary shares, outstanding.

(c) Trading Market and Prices.
The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

(d) Dividends.
The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

(e) Prior Public Offerings.
The Company has not made any underwritten public offering of its ordinary shares or ADSs during the past three years.

(f) Prior Stock Purchases.
The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.
The filing person, QXL, is also the subject company, with its address and telephone number provided in Item 2 above. The name of each director and executive officer of the Company is incorporated by reference to the section of the Information Statement under the heading "Additional Information - Directors and Executive Officers." The address of each director and executive officer of the Company is c/o QXL ricardo plc, Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

(b) Filing Entities. None.

(c) Business and Background of Natural Persons.
The information regarding the background of the Company's directors and executive officers pursuant to General Instruction C to the schedule is set forth under the heading "Additional Information - Directors and Executive Officers" in the Information Statement and is incorporated by reference.

To the filing person's knowledge, none of the persons required to be listed under General Instruction C to Schedule 13E-3 has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons required to be listed under General Instruction C of Schedule 13E-3 is a citizen of the United Kingdom, except for Messrs. Bulkeley, Rose and Gesmar-Larsen who are citizens of the USA, the USA, and Denmark, respectively.

Item 4. Terms of the Transaction.

(a) Material Terms.
The sections titled "Purpose of the Share Consolidation", "Summary and Structure of the Share Consolidation", "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act", "Effect of the Share Consolidation on Ordinary Shares and ADSs Currently Outstanding", "Effect of the Share Consolidation on QXL", "The Anticipated Effects of the Share Consolidation", "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders", and "Financial Effect of the Share Consolidation", set forth in the Information Statement are incorporated by reference.

(c) Different Terms.
The section titled "Summary and Structure of the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Effect of the Share Consolidation on Ordinary Shares and ADSs Currently Outstanding" set forth in the Information Statement is also incorporated by reference.

(d) Dissenters' Rights.
No appraisal rights are available to dissenting shareholders.

(e) Provisions for Unaffiliated Security Holders.
The Company has not made any special provisions to make corporate records available or grant unaffiliated security holders counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading.
The section titled "The Anticipated Effects of the Share Consolidation -- Effect on Market for Shares and ADSs" set forth in the Information Statement is incorporated by reference.

Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

(a) Transactions. None.

(b) Significant Corporate Events. None.

(c) Negotiations or Contracts. None.

(e) Agreements Involving QXL's Securities. None

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.
The sections titled "The Anticipated Effects of the Share Consolidation" and "Stock Certificates and American Depositary Receipts" set forth in the Information Statement are incorporated by reference.

(c) Plans.
A discussion of the deregistration of the Company's ordinary shares and ADSs and resulting cessation of trading of ADSs on Nasdaq Stock Market is set forth in the Information Statement under the section titled "The Anticipated Effects of the Share Consolidation" and the section titled "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act" which are incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.
The sections titled "Purpose of the Share Consolidation", "Background of the Share Consolidation Proposal", and "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act" set forth in the Information Statement are incorporated by reference.

(b) Alternatives.
The section titled "Background of the Share Consolidation Proposal" set forth in the Information Statement is incorporated by reference.

(c) Reasons.
The sections titled "Purpose of the Share Consolidation", "Background of the Share Consolidation Proposal", and "The Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs" set forth in the Information Statement are incorporated by reference.

(d) Effects.
The sections titled "The Anticipated Effects of the Share Consolidation", "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders", "Financial Effect of the Share Consolidation", and "Material Federal Income Tax Consequences" set forth in the Information Statement are incorporated by reference.

Item 8. Fairness of the Transaction.

(a) Fairness.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(b) Factors Considered in Determining Fairness.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(c) Approval of Security Holders.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(d) Unaffiliated Representative.
The section titled "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders" set forth in the Information Statement is incorporated by reference. The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is also incorporated by reference.

(e) Approval of Directors.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.
The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Share Consolidation Proposal" set forth in the Information Statement is incorporated by reference.

(b) Preparer and Summary of Report, Opinion or Appraisal. None.

(c) Availability of Documents. None.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.
The section titled "Additional Information--Cost of Proxy Solicitation and the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(b) Conditions. Not applicable.

(c) Expenses.
The section titled "Additional Information - Cost of Proxy Solicitation and the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Financial Effect of the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Purpose of the Share Consolidation" set forth in the Information Statement is also incorporated by reference.

(d) Borrowed Funds.
None.

Item 11. Interest in Securities of QXL.

(a) Securities Ownership.
The section titled "Additional Information - Affiliated Shareholders" set forth in the Information Statement is incorporated by reference. The address of Apax UK VI LP is 15 Portland Place London W1B 1PT, England.

(b) Securities Transactions. None.

Item 12. Solicitation or Recommendation.

(d) Intent to Tender Vote in Going Private Transaction.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(e) Recommendations of Others.
The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

Item 13. Financial Statements.

(a) Financial Information.
The Company's audited financial statements for the fiscal years ended March 31, 2002 and March 31, 2001 were previously filed as part of the Company's Annual Report on Form 20-F for the period ended March 31, 2002 filed with the Commission. Such financial statements are included as Exhibit A3 to this Statement and are incorporated herein by reference. The Company's unaudited financial information for the nine months ended December 31, 2002 previously submitted to the Commission on Form 6-K is incorporated herein by reference.

(b) Pro Forma Information.
The section titled "Financial Effect of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

(c) Summary Information.
The sections titled "Additional Information - Financial and Other
Information" and "Financial Effect of the Share Consolidation" in the Information Statement are incorporated by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations of Recommendations.
The section titled "Additional Information --Cost of Proxy Solicitation and the Share Consolidation" in the Information Statement is incorporated by reference.

(b) Employees and Corporate Assets.
The section titled "Additional Information --Cost of Proxy Solicitation and the Share Consolidation" in the Information Statement is incorporated by reference.

Item 15. Additional Information.

All of the information set forth in the Information Statement is incorporated by reference.

Item 16. Exhibits.

Exhibit A1 - Information Statement for U.S. Holders of Ordinary Shares and American Depositary Shares (filed herewith).
Exhibit A2 - Investors Circular relating to Extraordinary General Meeting (filed herewith).
Exhibit A3 - Audited Consolidated Financial Statements of the Company, previously included in the Company's Annual Report on Form 20-K for the period ended March 31, 2002 (filed herewith).

Copies of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of these documents available upon written request to the Company's headquarters. The Company's headquarters are located at Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2003                     /s/ Robert Simon Dighero
                                             Name: Robert Simon Dighero
                                             Title: Chief Financial Officer








                                 QXL ricardo plc

                                 Landmark House
                             Hammersmith Bridge Road
                             London W6 9EJ, England


                              INFORMATION STATEMENT
       FOR U.S. HOLDERS OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

                               GENERAL INFORMATION

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTIONS DISCUSSED IN THIS
  DOCUMENT; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS; OR PASSED
     UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are delivering this Information Statement to U.S. Holders of Ordinary Shares and American Depositary Shares in connection with our solicitation of proxies on behalf of the Board of Directors of QXL ricardo plc (which we refer to as "QXL," the "Company," "we," or "us"), for the Extraordinary General Meeting of Shareholders, including any adjournment or postponement (the "Extraordinary General Meeting"). The meeting is scheduled to be held on March 28, 2003 at 10.00 a.m. local time, at the Express by Holiday Inn - London Hammersmith, 124 King Street, Hammersmith, London W6 0QU, England.

At the Extraordinary General Meeting, shareholders will consider and, if thought fit, pass a special resolution to effect the "Share Consolidation", as defined in the summary term sheet below, which is intended to enable, and, if approved will enable, the Company to end its obligations to file annual reports and make other filings with the Securities and Exchange Commission (the "SEC"). The summary term sheet below describes several effects of the Share Consolidation.

We are mailing this Information Statement, together with a form of proxy and proxy materials relating to the Extraordinary General Meeting, to U.S. holders of our ordinary shares entitled to vote at the Extraordinary General Meeting and, through The Bank of New York, to U.S. holders of American Depositary Shares representing our ordinary shares (each, an "ADS").

                               SUMMARY TERM SHEET

As used throughout this Information Statement, the term "Share Consolidation" refers to a transaction consisting of the following steps:

* Contingent upon receiving permission from the London Stock Exchange for new ordinary shares to be admitted to the Official List and traded on the London Stock Exchange's market for listed companies, QXL will undertake a l-for-1,000 Share Consolidation of its ordinary shares (the "1-for-1,000 Share Consolidation"), such that a holder of 1,000 ordinary shares immediately prior to the 1-for-1,000 Share Consolidation will hold one new ordinary share immediately after the 1-for-1,000 Share Consolidation. Each holder of 1,000 or more existing ordinary shares in a discrete account will continue to be a shareholder of the Company.

* Under the terms of QXL's Articles of Association, the Company will not issue fractional interests in new ordinary shares. Pursuant to a special resolution, in the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares for the best price reasonably obtainable, for the benefit of such shareholders. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. Shareholders who hold fewer than 1,000 existing ordinary shares in a discrete account will cease to be shareholders of QXL.

* Each ADS currently represents 250 of QXL's ordinary shares and it is not proposed to change this ratio following the 1-for-1,000 Share Consolidation. Holders of existing ADSs will receive one new ADS for each 1,000 existing ADSs. Accordingly, although each new ADS will represent 250 post-consolidation ordinary shares, each new ADS will represent 1,000 existing ADSs, i.e., 250,000 pre-consolidation ordinary shares. The Bank of New York will call for surrender of outstanding American Depositary Receipts (which evidence ADSs) and will issue new receipts evidencing whole new ADSs. Where an ADS holder currently holds less than 1,000 ADSs , the Bank of New York will, in lieu of delivering fractional receipts, sell the ADSs or the amount of ordinary shares represented by the aggregate of such fractions, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. Holders of more than 1,000 existing ADSs will continue to hold ADSs while holders of fewer than 1,000 existing ADSs will cease to hold ADSs.

* Following consummation of the Share Consolidation, the Company will withdraw its ADSs from quotation on the Nasdaq Stock Market.

* As a result of this Share Consolidation, the Company anticipates that it will terminate its status as a reporting company under the provisions of the Securities Exchange Act of 1934 and the SEC's rules adopted thereunder (the "1934 Act").

A more detailed discussion of the transaction can be found in the section titled "Summary and Structure of the Share Consolidation" set forth in this Information Statement.


            SPECIAL FACTORS RELATING TO THE GOING-PRIVATE TRANSACTION

Purpose of the Share Consolidation

The primary purpose of the Share Consolidation is to eliminate the equity interests in the Company of U.S. beneficial holders of ordinary shares and ADSs, that, prior to the Share Consolidation, own fewer than 1,000 ordinary shares or 1,000 ADSs in any discrete account.

By eliminating the interests of holders of fewer than 1,000 existing ordinary shares or 1,000 existing ADSs the Company will:

* reduce the cost of maintaining small shareholder accounts; and
* reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300 persons in order to permit the Company to deregister its ordinary shares and ADSs under the 1934 Act.

Deregistering under the 1934 Act will significantly reduce the Company's insurance costs and will relieve the Company of the administrative burden and cost associated with filing reports and otherwise complying with the requirements of registration under the 1934 Act. See "Background of the Share Consolidation Proposal" and "The Anticipated Effects of the Share Consolidation" for a discussion regarding the burden of continued registration of the ordinary shares and ADSs and the intended benefits to the Company of the Share Consolidation.

The Company's Board of Directors believes that the disadvantages of having the Company continue to be a U.S. reporting company outweigh any advantages. The Board of Directors has no present intention to raise capital through sales of securities in a public offering in the United States in the future or to acquire other business entities in the United States using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a U.S. reporting company may offer.

The Company incurs direct and indirect costs associated with compliance with the Securities and Exchange Commission's filing and reporting requirements imposed on public companies. In addition, the Company pays substantially higher premiums for its directors' and officers' insurance policies as a U.S. reporting company than it would if it were not registered under the 1934 Act. The Company incurs the expense of having its independent auditors reconcile its financial statements, which are prepared according to U.K. generally accepted accounting principles, known as U.K. GAAP, to U.S. generally accepted accounting principles, known as U.S. GAAP. The Company also incurs substantial indirect costs as a result of, among other things, the executive time expended to prepare and review its public filings. Since the Company has relatively few executive personnel, these indirect costs can be substantial.

Based on its experience in prior years, the Company's direct costs of remaining a U.S. reporting company and continuing to have its ADSs quoted on the Nasdaq Stock Market are estimated to approximate $585,000 annually as follows:


Independent Auditors                 $ 35,000
SEC Counsel                          $ 35,000
Nasdaq Fees                          $ 10,000
Printing and Mailing                    n/a
Directors' and Officers' Insurance   $500,000
Miscellaneous Costs                  $  5,000
   Total                             $585,000

Estimates of the annual savings to be realized if the Share Consolidation is approved and implemented are based upon (i) the actual costs to the Company of the services and disbursements in each of the above categories that were reflected in its recent historical financial statements and (ii) the allocation to each category of its management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to the Company's reporting company status.

The actual cost savings of no longer being a U.S. reporting company are expected to be much greater than simply eliminating the estimated historical costs. As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a U.S. reporting company in general, and the costs of the Company remaining a U.S. reporting company in particular, are expected to increase dramatically in the near future. For example, our directors' and officers' liability insurance broker has informed us that premiums are likely to increase by approximately 40% upon the next renewal of our policy in April 2003. Moreover, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation will likely increase audit fees and other costs of compliance such as SEC counsel fees and, by increasing potential liability of officers and directors, likely result in further increases in insurance premiums.

The actual costs of the services and disbursements in each category as reflected in the Company's financial statements for the fiscal years ended March 31, 2001 and 2002, respectively, were as follows: independent auditors, $35,000 and $35,000; SEC counsel, $30,000 and $35,000; Nasdaq fees $10,000 and $10,000; printing and mailing expense, $20,000 and nil; directors' and officers' insurance, $397,000 and $389,000; and miscellaneous costs, $19,500 and $46,500.

In some instances management's estimates were based on information provided or upon verifiable assumptions. For example, the Company's directors' and officers' liability insurance broker has informed the Company informally that the premiums paid by the Company will be reduced by approximately $500,000 if the Company ceases to be a U.S. reporting company. In addition, the costs associated with retaining legal counsel to assist with complying with the Securities and Exchange Commission reporting requirements will be eliminated if the Company no longer files reports with the Securities and Exchange Commission and is otherwise not required to comply with the laws and regulations that apply to U.S. reporting companies. Similarly, the Company will no longer incur the expense of reconciliation of its financial statements to U.S. GAAP. Likewise, Nasdaq fees will be eliminated if the ADSs are no longer quoted on the Nasdaq Stock Market. Other estimated cost savings are more subjective, e.g., the lower printing and mailing costs attributable to the reduction in number of accounts holding ordinary shares and ADSs and the lower risk of liability that attends non-reporting (as distinguished from reporting) company status; and the reduction in direct miscellaneous clerical and other expenses (e.g., the word processing, conversion to EDGAR, telephone and fax charges associated with Securities and Exchange Commission filings) and elimination of the charges of brokers and banks in forwarding materials to beneficial holders.

The estimates set forth above are just that - estimates. The actual savings to be realized from going private in the U.S. may be higher or lower than such estimates.

In light of the company's size and resources and, particularly, the small percentage of the Company's unaffiliated share ownership represented by the ADSs, the Board of Directors does not believe the costs associated with maintaining its status as a 1934 Act reporting Company are justified. The Board of Directors believes that it is in the best interests of the Company and its shareholders as a whole to eliminate the administrative burden and costs associated with maintaining its status as a 1934 Act reporting company.

In addition to the above purposes, the Board of Directors believes that having an issued share capital of some 915,263,039 existing ordinary shares that have an aggregate market capitalization of under 5 million Pounds confuses investors and limits the liquidity and marketability of such shares on the London Stock Exchange. In addition, the Board of Directors believes that the Company's shares should trade within parameters that are generally acceptable to the market and the listing authorities.

The Board of Directors has determined that the Share Consolidation is the most expeditious and economical way of liquidating the holdings of small shareholders and holders of ADSs and changing the Company's status from that of a 1934 Act reporting company to that of a non-reporting company. The Board of Directors has determined in consultation with management that the Share Consolidation ratio will be 1,000 to 1. The Board of Directors believes that it would be in the best interests of the shareholders to maximize the number of ordinary shareholders and holders of ADSs that will cease to hold ordinary shares or ADSs following the Share Consolidation. Numerous factors were considered in reaching its determination. See "Recommendation of the Board of Directors; Fairness of the Share Consolidation."


Background of the Share Consolidation Proposal

QXL is a pan-European online auction community. The Company aims to facilitate consumer-to-consumer and business-to-consumer auctions 24 hours a day, 7 days a week. A wide selection of new and second-hand merchandise is available for purchase in these auctions, including computer hardware, DVDs and videos, cars, real estate, holidays and other travel items, collectibles, and sports equipment.

QXL was incorporated in England and Wales in 1997 and became subject to the registration and reporting requirements of the 1934 Act in 1999 in connection with a public offering of ADSs. Its ordinary shares have been listed on the London Stock Exchange since 1999 (under the symbol "QXL") and the ADSs have been quoted on the Nasdaq Stock Market under the symbol "QXLC" since 1999.

Since 1999, the Company has incurred the expense and loss of management and personnel time associated with 1934 Act reporting. Direct costs of complying with 1934 Act registration and reporting requirements currently are approximately $585,000 per annum. Although certain costs for auditing and insurance may be reduced but not eliminated, management estimates that this $585,000 can be saved by deregistering under the 1934 Act. In addition, should the Company remain a U.S. reporting company it is anticipated that cost for audits and maintaining the same level of insurance cover will significantly increase in future fiscal years due to changing corporate governance standards and insurance costs. There also exist indirect costs of being a U.S. reporting company. Preparing public disclosure documents requires significant time from senior management and other personnel, which could otherwise be directed towards profit generating activities.

The Company estimates, based on inquiries of brokers, that approximately 8,250,960 ordinary shares are beneficially owned by U.S. holders. These shares, added to the ordinary shares represented by ADSs constitute 7.16% of QXL's outstanding share capital.

The Board of Directors and the Company's management are of the view that the recurring costs associated with maintaining registration of the Company's ordinary shares under the 1934 Act is not cost efficient in light of the relatively small percentage of ordinary shares the Company estimates to be held by U.S. holders or through ADSs.

In the fall of 2002, management began to consider ways in which the Company could reduce the costs associated with being a U.S. reporting Company and proposed the Share Consolidation, which was approved by the Board of Directors on February 19, 2003. The Board of Directors has come to believe that the Company derives little benefit from the continued registration of its ordinary shares and ADSs under the 1934 Act. Accordingly, the Board of Directors has decided to present the Share Consolidation to its shareholders as a means to deregister the Company's ordinary shares under the 1934 Act and reduce the recurring expenses resulting from the Company's U.S. reporting status.

Before making this decision the Board of Directors considered termination of the ADS program as an alternative method to the Share Consolidation for achieving the result of ceasing to be a reporting company under the 1934 Act. Under the terms of the Deposit Agreement with The Bank of New York, which sets forth the terms of the ADSs, QXL may terminate the ADS program, provided certain notice provisions are met. Upon termination of the program, for a period of time specified in the Deposit Agreement with The Bank of New York, holders of ADSs would have the option to exchange their ADSs for ordinary shares. Upon conclusion of the exchange period, The Bank of New York is required to sell the shares underlying the remaining ADSs, convert the proceeds to U.S. dollars, and distribute net sales proceeds to holders of ADSs in return for such ADSs. Given the uncertain regulatory treatment of such a procedure and the length of time required for such a process to be completed, the Board of Directors has determined that this procedure will not meet the Company's goal of ceasing to be a U.S. reporting company by its financial year end. In addition, because it is unpredictable as to how many holders of ADSs would elect to exchange their ADSs for ordinary shares, it is possible that, at the end of such a procedure, the Company may have too many U.S. holders of ordinary shares to deregister as a U.S. reporting company.

Consequently the Board of Directors rejected this alternative because the Board of Directors believed that the Share Consolidation is the least costly and most expeditious means to cause the Company cease to be a reporting company. However, the Board of Directors may elect to terminate the ADS program at some future time.

The Share Consolidation is being made at this time because the sooner the proposal can be implemented, the sooner the Company will cease to incur the expenses and burdens of 1934 Act registration. Moreover, the Company wishes to cease to be a reporting company prior to the April 2003 renewal date of its directors' and officers' liability insurance policy.

After significant consideration of its alternatives the Board of Directors determined to proceed with the transaction and to submit the Share Consolidation to the Company's shareholders for approval.


Recommendation of the Board of Directors; Fairness of the Share Consolidation

The Board of Directors believes that the Share Consolidation, taken as a whole, is fair to, and in the best interests of, the Company's unaffiliated shareholders (meaning those shareholders other than our directors, officers or their associates) and holders of ADSs.

The Share Consolidation has not been structured to require the separate approval of directors or security holders unaffiliated with the Company. The Company has not appointed a special committee or obtained a fairness opinion, appraisal or other independent assessment of the fairness of the terms of the Share Consolidation or the value of the ordinary shares or ADSs.

The Board of Directors believes its familiarity with the Company, the Company's financial condition, and the Company's prospects make the expense of a fairness opinion unwarranted. In addition, a fairness opinion is not required under the laws of England. The Board of Directors did not establish an independent committee or representative to represent the interests of the unaffiliated shareholders and holders of ADSs because it believes there is sufficient representation in the decision making at the board level to protect the interests of the unaffiliated shareholders and holders of ADSs (four of the six directors are "non-executive" directors for U.K. purposes, of which two are independent "non-executive" directors).

Notwithstanding the lack of certain procedural safeguards, the Board of Directors believes that it has acted in the best interest of the unaffiliated shareholders of the Company and holders of ADSs, and that the Board of Directors' fairness determination and approval of the transaction has been procedurally fair.

The Board of Directors considered the factors below in reaching its conclusion as to the substantive fairness of the Share Consolidation to the Company's unaffiliated shareholders and holders of ADSs. The Board of Directors did not assign any specific weights to the factors.


Factors in Support of the Share Consolidation:

(1) A large proportion of unaffiliated shareholders will be unaffected by the deregistration of the ordinary shares and ADSs. Based on the Company's estimates, only approximately 7.16% of the beneficial owners of ordinary shares (including those represented by ADSs) are U.S. persons. This means that a considerable majority of the Company's unaffiliated shareholders will not be adversely affected by the termination of the Company's status as a 1934 Act reporting company. These holders will, however, like all shareholders and holders of ADSs that will remain as shareholders or holders of ADSs after the Share Consolidation, benefit from the elimination of the expenses relating to the Company's status as a 1934 Act reporting company. The Board of Directors believes that these expenses, given the Company's resources, are disproportionate to the percentage of unaffiliated shareholders that benefits from the Company's status as a reporting company.

(2) Ability to control decision to remain a shareholder or ADS holder or liquidate ordinary shares or ADSs. Another factor considered by the Board of Directors in determining the fairness of the transaction to unaffiliated shareholders is that current holders of fewer than 1,000 ordinary shares or 1,000 ADSs may elect to remain shareholders or holders of ADSs following the Share Consolidation simply by acquiring sufficient shares or ADSs so that they hold at least 1,000 shares or 1,000 ADSs in their account immediately prior to the Share Consolidation. Conversely, shareholders who desire to liquidate their ordinary shares or ADSs at the price to be paid may reduce their holdings to less than 1,000 shares or 1,000 ADSs prior to the Share Consolidation. In addition, holders of ADSs may convert their ADSs to ordinary shares by surrendering such ADSs to The Bank of New York in exchange for ordinary shares. Because each ADS represents 250 ordinary shares, a holder would have to surrender 4 ADSs to receive 1,000 ordinary shares. The Board of Directors considers the structure of the going private transaction to be fair to unaffiliated shareholders and holders of ADSs because it allows them to control the decision as to whether to remain shareholders or ADS holders after the Share Consolidation or to receive the cash consideration offered in connection with the Share Consolidation.

(3) No material change in percentage ownership of officers and directors. The percentage ownership of unaffiliated shareholders that remain after the Share Consolidation will be almost exactly the same as it was prior to the Share Consolidation. The Company's officers and directors currently own approximately 0.41% of the Company's ordinary shares outstanding and will own approximately the same percentage following completion of the Share Consolidation. The fact that the transaction has been structured in a manner that preserves the same approximate percentage ownership of the shareholders, whether affiliated or unaffiliated, who remain after the Share Consolidation, supports the fairness of the transaction to the unaffiliated shareholders.


Factors not in Support of the Share Consolidation:

(1) Termination of Public Sale Opportunities of ADSs. In connection with the Share Consolidation, the ADSs will cease to be quoted on the Nasdaq Stock Market. Accordingly, following the Share Consolidation and the deregistration of the ordinary shares and ADSs, it is anticipated that the public market for ADSs will be substantially reduced or eliminated altogether. Holders of ADSs will no longer have the option of selling their ADSs on the Nasdaq Stock Market. However, because outstanding ADSs represent less than 6.26% of the outstanding ordinary shares, this change will directly affect shares representing only a small portion of the Company's unaffiliated share ownership. The Company believes that the savings resulting from ceasing to be a U.S. reporting company will benefit a far greater number of unaffiliated holders of ordinary shares and effectively outweigh the loss of liquidity for holders of ADSs. The Company's ordinary shares will continue to be traded on the London Stock Exchange following the Share Consolidation.

(2) Termination of Publicly Available Information in the United States. Upon terminating the registration of the ordinary shares and ADSs, the Company will no longer file, among other things, periodic reports with the Securities and Exchange Commission. Information regarding the Company's operations and results that is currently available to the U.S. general public and the Company's investors in the United States will be less easy to access and will no longer be in the form (including reconciliation of the Company's financial statements to U.S. GAAP) prescribed by U.S. regulators. Because the ordinary shares will continue to be traded on the London Stock Exchange, the Company will continue to make such filings as are required by the London Stock Exchange and will continue to post important filings, like its annual report, on its web site. The Board of Directors does not believe this factor makes the transaction unfair to unaffiliated shareholders because any detriment to unaffiliated shareholders that may result from the termination of the Company's U.S. public filings will be offset by the benefits to the Company of no longer being a U.S. reporting company. Moreover, as long as the Company's ordinary shares are traded on the London Stock Exchange, the Company will continue to file and distribute reports as required by the rules of the London Stock Exchange and will post certain of those filings on its web site, meaning U.S. investors will continue to have access to information about the Company's operations and results.

(3) Inability to participate in future increase in value of Company's ordinary shares or ADSs. Holders who cease to own ordinary shares or ADSs as a result of the Share Consolidation will have no further interest in the Company and thus will not have the opportunity to participate in the potential upside of any increase in the value of the shares or ADSs they owned prior to the Share Consolidation. The Board of Directors determined that this factor does not make the transaction unfair to unaffiliated shareholders because those unaffiliated shareholders or holders of ADSs who desire to hold ordinary shares or ADSs after the Share Consolidation can do so by simply acquiring sufficient shares or ADSs so that they hold at least 1,000 ordinary shares or 1,000 ADSs in their account immediately prior to the Share Consolidation.

In summary, the Company believes the above mentioned factors, when viewed together, support a conclusion that the Share Consolidation is fair to the unaffiliated shareholders and holders of ADSs. Unaffiliated shareholders and holders of ADSs can control whether they remain shareholders or holders of ADSs after the Share Consolidation by simply acquiring sufficient shares or ADSs so that they hold at least 1,000 shares or 1,000 ADSs in their account immediately prior to the Share Consolidation. Those unaffiliated shareholders or holders of ADSs who continue as shareholders or holders of ADSs following the Share Consolidation will maintain approximately the same percentage ownership that they had prior to the Share Consolidation. The potential loss of liquidity in ADSs does not appear to be a significant loss given the small proportion of the Company's ordinary shares represented by ADSs. Furthermore, the Board of Directors believes that any detriment associated with the reduction in U.S. public information available regarding the operations and results of the Company will be offset by the savings in costs and management time expected to result from termination of the Company's U.S. public reporting obligations and mitigated by the Company's continuing U.K. reporting obligations.

The Board has not considered whether the consideration, if any, to be provided to holders for fractional shares or ADSs is fair, based on current market prices, historical market prices, net book value, going concern value or liquidation value. In the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares for the best price reasonably obtainable, for the benefit of such shareholders. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. Likewise, in lieu of delivering fractional receipts, The Bank of New York will sell the ADSs or the amount of ordinary shares represented by the aggregate of fractional ADSs, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. The Company cannot assure shareholders that the price that the Company will be able to obtain for the aggregated fractional ordinary shares or that The Bank of New York will obtain for aggregated ADSs or ordinary shares underlying fractional ADSs will equal or exceed current or historical trading prices of the ordinary shares or will bear any relation to the Company's net book value, going concern value or liquidation value.

After studying the Share Consolidation and its effects on the Company's shareholders and holders of ADSs, the transaction was unanimously approved and deemed fair to the unaffiliated shareholders by all of the members of the Board of Directors. Each member of the Board of Directors and each officer of the Company who owns ordinary shares has advised the Company that he intends to vote his shares in favor of the Share Consolidation.

Based on all of the forgoing reasons, the Board of Directors believes that the Share Consolidation and the process by which the transaction is to be approved is fair to the unaffiliated shareholders. As a result, the Board of Directors recommends that the shareholders vote for approval and adoption of the Share Consolidation as described herein.

The Share Consolidation is proposed as a special resolution for shareholder approval at the Extraordinary General Meeting and must be approved by a vote of a majority of not less than three-fourths of the shares entitled to vote in person or by proxy at the Extraordinary General Meeting.


Summary and Structure of the Share Consolidation

The Board of Directors has authorized, and recommends for your approval the Share Consolidation, which is the proposed special resolution to effect a 1 for 1,000 Share Consolidation. The Share Consolidation is contingent upon receiving permission from the London Stock Exchange for new ordinary shares to be admitted to the Official List and traded on the London Stock Exchange's market for listed companies and such permission not being withdrawn. Under the terms of QXL's Articles of Association, the Company will not issue fractional interests in new ordinary shares. In the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares for the best price reasonably obtainable, for the benefit of such shareholders. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. Shareholders who hold fewer than 1,000 existing ordinary shares in a discrete account will cease to be shareholders of QXL. Shareholders holding 1,000 shares or more existing ordinary shares in a discrete account immediately prior to the 1-for-1,000 Share Consolidation will receive 1 new ordinary share for every 1,000 shares so held and will continue to be shareholders of the Company.

Each ADS currently represents 250 of QXL's ordinary shares and it is not proposed to change this ratio following the 1-for-1,000 Share Consolidation. Holders of existing ADSs will receive one new ADS for each 1,000 existing ADSs. Accordingly, although each new ADS will represent 250 post-consolidation ordinary shares, each new ADS will represent 1,000 existing ADSs, i.e., 250,000 pre-consolidation ordinary shares. The Bank of New York will call for surrender of outstanding American Depositary Receipts (which evidence ADSs) and will issue new receipts evidencing whole new ADSs. Where an ADS holder currently holds less than 1,000 ADSs , the Bank of New York will, in lieu of delivering fractional receipts, sell the ADSs or the amount of ordinary shares represented by the aggregate of such fractions, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. Holders of more than 1,000 existing ADSs will continue to hold the Company's ADSs while holders of fewer than 1,000 existing ADSs will cease to hold the Company's ADSs.

In order to complete the Share Consolidation, a majority of not less than three-fourths of the shares as being entitled to vote in person or by proxy at the Extraordinary General Meeting must approve the special resolution to effect the Share Consolidation. In addition, it is a condition to the Share Consolidation that permission be granted for the new ordinary shares to be admitted to the Official List and to be traded on the London Stock Exchange's market for listed securities and such permission not having been withdrawn prior to the creation of the new ordinary shares. The Share Consolidation is structured to be a "going private" transaction as defined in Rule 13e-3 promulgated under the 1934 Act because it is intended to and, if completed, will likely terminate the Company's reporting requirements under Section 12(g) of the 1934 Act. In connection with the Share Consolidation, the Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission.

The highlights of the Share Consolidation are as follows.


Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act

The purpose of the Share Consolidation is to eliminate the equity interests in the Company of U.S. beneficial owners of ordinary shares and ADSs, that, as of March 28, 2003, the record date for the Share Consolidation (the "Record Date"), own fewer than 1,000 shares of ordinary shares or 1,000 ADSs in any discrete account. The Share Consolidation will also have the effect of reducing the number of ordinary shares and ADSs outstanding.

By eliminating the equity interests of holders of fewer than 1,000 existing ordinary shares or 1,000 existing ADSs the Company will:

* reduce the cost of maintaining small shareholder accounts, and
* reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300 persons in order to permit the Company to deregister its ordinary shares and ADSs under the 1934 Act.

The Company's ordinary shares and ADSs are currently registered under the 1934 Act and the Company is a reporting company under the 1934 Act. The Share Consolidation is intended to reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300, which would permit the Company to terminate its registration under the 1934 Act and cease to be a U.S. reporting company. The Company intends to apply for termination of its 1934 Act registration as soon as practicable after the Share Consolidation is effective. See "Purpose of the Share Consolidation" and "Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs."


Effect of the Share Consolidation on Ordinary Shares and ADSs Currently Outstanding

Shareholders with Fewer than 1,000 Ordinary Shares in a Discrete Account and Holders of ADSs with Fewer than1,000 ADSs in a Discrete Account

If the Share Consolidation is implemented and you are a shareholder with fewer than 1,000 ordinary shares in a single discrete account or you are a holder of ADSs with fewer than 1,000 ADSs in a single discrete account immediately prior to the Record Date:

* You will not receive a fractional new ordinary share or ADS as a result of the Share Consolidation.

If you are a shareholder, instead of receiving a fractional new ordinary share, you will receive your due portion of the net sales proceeds of the aggregated fractional new ordinary shares, which the Company will sell for the best price reasonably obtainable, subject to retention by the Company of amounts under 3 Pounds.

If you hold ADSs, instead of receiving a fractional new ADS, you will receive your due portion of the net sales proceeds of the ordinary shares representing the aggregate of fractional new ADSs.

After the Share Consolidation, you will have no further interest in the Company with respect to fractional shares or ADSs, and you will no longer be entitled to vote as a shareholder or share in the Company's assets, earnings, or profits with respect to such shares. Your only right will be to receive cash for these shares or ADSs, subject to the Company's retention of small amounts in connection with fractional shares, as discussed above.

* Shareholders or holders of ADSs receiving cash in lieu of fractional interests will receive such payment net of all costs and expenses, meaning that shareholders or holders of ADSs indirectly pay brokers' commissions and other expenses relating to the sale of shares out of which the cash payments are made.

* As soon as practicable after the Share Consolidation, you will receive cash for the ordinary shares or ADSs you held immediately prior to the Share Consolidation, except to the extent that the Company has the right to retain such amounts with regard to fractional shares, in accordance with the procedures described in this Information Statement.

* All amounts owed to you will be subject to applicable federal and state income taxes and state abandoned property laws.

* If you hold ordinary shares, any cash payment you receive will be denominated in British Pounds Sterling, which you are responsible for converting into U.S. dollars. Fluctuations in exchange rates may affect the value of the cash payment between the time the payment is made and the time you convert the payment into U.S. dollars. Financial institutions typically charge a fee for currency conversion.

* You will not receive any interest on cash payments owed to you as a result of the Share Consolidation.


NOTE: If you will cease to be a shareholder or holder of ADSs as a result of the Share Consolidation and you want to continue to hold QXL ordinary shares or ADSs after the Share Consolidation, you may do so by taking either of the following actions far enough in advance so that it is complete by the Record Date:

1. purchase a sufficient number of ordinary shares or ADSs on the open market and have them registered in your name and consolidated with your current record account, if you are a record holder, or have them entered in your account with a nominee (such as your broker or bank) in which you hold your current QXL shares or ADSs so that you hold at least 1,000 ordinary shares or 1,000 ADSs in your account immediately prior to the Record Date; or

2. if you hold ADSs, convert at least 4 ADSs into 1,000 or more ordinary shares by surrender of such ADSs to The Bank of New York in exchange for ordinary shares; or

3. if applicable, consolidate your record accounts or accounts with nominees so that you hold at least 1,000 ordinary shares or 1,000 ADSs in one account immediately prior to the Record Date.

You will have to act far enough in advance so that the purchase of ordinary shares or ADSs, conversion of ADSs and/or consolidation of your accounts containing ordinary shares or ADSs is complete by the close of business (London time) on the Record Date.


Shareholders With 1,000 or More Ordinary Shares or 1,000 or More ADSs in a Discrete Account

If the Share Consolidation is implemented and you are a shareholder with 1,000 or more ordinary shares or a holder of ADSs with 1,000 or more ADSs in a single discrete account immediately prior to the Record Date:

* Your ordinary shares or ADSs will be converted into new ordinary shares or ADSs and you will receive one new ordinary share for each 1,000 existing ordinary shares in your account or one new ADS for each 1,000 existing ADSs in your account.

* If the number of ordinary shares you hold is not evenly divisible by 1,000, you will receive new ordinary shares for each 1,000 existing ordinary shares. Likewise, if the number of ADSs you hold is not evenly divisible by 1,000, you will receive new ADSs for each 1,000 existing ADSs. You will not receive fractional shares or ADSs. Instead, if you are a shareholder, you will receive your due portion of the net sales proceeds of the aggregated fractional new ordinary shares, which the Company will sell for the best price reasonably obtainable, subject to retention by the Company of amounts under 3 Pounds. If you hold ADSs, you will receive your due portion of the net sales proceeds of the ordinary shares representing the aggregate of fractional new ADSs.


Effect of the Share Consolidation on QXL

If approved by the Company's shareholders, the Share Consolidation will affect the public registration of QXL's ordinary shares and the ADSs with the Securities and Exchange Commission under the 1934 Act, as the Company intends to apply for termination of such registration as soon as practicable after approval by shareholders.

The Share Consolidation should reduce significantly the number of QXL shareholders and the number of outstanding shares and ADSs . See "The Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs." The Company believes that completion of the Share Consolidation and the deregistration of the Company's ordinary shares and ADSs under the 1934 Act will cause the public market for ADSs to be eliminated or substantially reduced. The public market will for the ordinary shares will continue to be the London Stock Exchange.

The Company has no current plans to make a public offering in the United States, but the Company reserves the right to do so at any time and from time to time at such prices and on such terms as the Company's Board of Directors determines to be in the best interests of the Company and its then shareholders. Persons who continue as shareholders following implementation of the Share Consolidation will not have any preemptive or other preferential rights to purchase any of QXL's stock that may be issued by the Company in the future, unless such rights are specifically granted to the shareholders.


The Anticipated Effects of the Share Consolidation

(1) Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs. The Company believes that the Share Consolidation will reduce the number of record holders of ordinary shares and ADSs from approximately 12,983 and 40 to approximately 7,446 and 5, respectively. The Company also believes that the number of beneficial holders of ordinary shares and ADSs will be reduced significantly, though a precise estimate cannot be determined. Based on information provided by various brokers, the Company believes that approximately 8,950 beneficial holders of ADSs will have their equity interests liquidated as a result of the Share Consolidation. The Company believes that the Share Consolidation will reduce the number of ordinary shares and ADSs outstanding of record from approximately 915,263,039 and 229,036 to approximately 915,263 and 229, respectively, assuming 914,347,776 existing ordinary shares and 228,807 ADSs are eliminated. The Company also believes that completion of the Share Consolidation and the withdrawal of the ADSs from the Nasdaq Stock Market will cause the public market for ADSs to be substantially reduced or possibly eliminated. See "Effect on the Market for Shares and ADSs" below.

At December 31, 2002, aggregate shareholders' equity in the Company was approximated at (3.74) million Pounds, or (0.4)p per ordinary share. It is expected that, as a result of the Share Consolidation and the elimination of fractional interests

* aggregate shareholders' equity in the Company will remain at approximately (3.74) million Pounds (at December 31, 2002);

* the book value per ordinary share will be decreased from approximately (0.4)p (at December 31, 2002) to (3.85) Pounds assuming the pro forma adjustments set out in the section below headed "Financial Effect of the Share Consolidation" are taken into account; and

* net annual loss per ordinary share will be increased from (5.3)p to (52.75) Pounds assuming the pro-forma adjustments set out in section below headed "Financial Effects of the Share Consolidation" are taken intoaccount and also that the Company's future annual net income (including non-recurring income) will be the same as in fiscal 2002.


See "Financial Effect of the Share Consolidation."

(2) Termination of Exchange Act Registration. The Company's ordinary shares and ADSs are currently registered under the 1934 Act. Such registration may be terminated by the Company if the ordinary shares and ADSs are no longer beneficially owned by 300 or more U.S. persons. Termination of registration of the ordinary shares and ADSs under the 1934 Act would substantially reduce the information required to be furnished by the Company to its U.S. shareholders and holders of ADSs and to the Securities and Exchange Commission and would make certain provisions of the 1934 Act, such as many provisions relating to tender offers, no longer applicable to the Company.

Accordingly, for a total expenditure by the Company of approximately 65,000 Pounds (excluding amounts payable to holders of fractional interests, which will be paid out of net sales proceeds) the Company estimates it will eliminate costs and expenses associated with continuance of the 1934 Act registration, which the Company estimates are approximately $585,000 on an annual basis. These amounts are expected to increase substantially in the future. The Company intends to apply for such termination as soon as practicable following effectiveness of the Share Consolidation.

(3) Effect on Market for Shares and ADSs. The Company's ordinary shares are currently traded on the London Stock Exchange and, pending permission being granted for listing of the new ordinary shares, will continue to be traded on the London Stock Exchange. The ADSs trade on the Nasdaq Stock Market. In the event the registration of the ordinary shares and ADSs is terminated under the 1934 Act, the ADSs will cease to be eligible to be traded on the Nasdaq Stock Market and this source of liquidity will no longer be available. As part of the Share Consolidation, the Company plans to withdraw the ADSs from quotation on the Nasdaq Stock Market.

Following consummation of the Share Consolidation, the Company will seek to have the ADSs quoted on the Pink Sheets(R). Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter or OTC securities. The Pink Sheets is not a stock exchange or a regulated entity. Price quotations are provided by OTC market makers and company information is provided by the OTC companies. In order for the ADSs to be quoted on the Pink Sheets, it is necessary that one or more broker-dealers act as market makers and sponsor the ADSs on the Pink Sheets. There can be no assurance that any broker-dealer will be willing to act as a market maker in the ADSs after the Share Consolidation and the subsequent termination of the registration of the Company's ordinary shares and the ADSs.

Upon termination of the registration of the ordinary shares and ADSs under the 1934 Act, the reduction in public information in the U.S. concerning the Company and the termination of the Company's status as a reporting company will likely adversely affect the liquidity of the ADSs which in turn will likely have an adverse effect on the market value of the ADSs. If the ADSs are quoted on the Pink Sheets there may remain some liquidity in the ADSs following the Share Consolidation, but this liquidity is likely to be substantially less than that available through quotation on the Nasdaq Stock Market. If the ADSs are not quoted on the Pink Sheets, liquidity will be even further reduced. In addition, the increase in the per share price of the ADSs and the decrease in the number of ADSs outstanding as a result of the Share Consolidation may also adversely affect the liquidity and market value of the ADSs.

(4) Change in Nominal Value. The ordinary shares currently have a nominal value of 0.1p each. Following consummation of the Share Consolidation, the ordinary shares will have a nominal value of 1 Pound.

(5) Adjustment of Employee and Director Stock Options. Under the rules of the Company's share option schemes appropriate adjustments will be made to any outstanding employee or director stock options to reflect the Share Consolidation.

(6) Adjustment of Convertible Bonds and Warrants. Under the terms of the Convertible Bonds and Warrants, appropriate adjustments will also be made to the terms of outstanding Convertible Bonds and Warrants to reflect the Share Consolidation.


Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders

As described in numbers (2) and (3) in the preceding section, potential detriments to the Company, its affiliates, and shareholders and holders of ADSs who remain as shareholders or holders of ADSs if the Share Consolidation is effected include decreased access to information in the U.S. and decreased liquidity for the ADSs. If the Share Consolidation is effected, the Company intends to terminate the registration of its ordinary shares and the ADSs under the 1934 Act. As a result of such termination, the Company will no longer be subject to the periodic reporting requirements of the 1934 Act. The liquidity and market value of the ADSs will likely be adversely affected by the Share Consolidation and by termination of the registration of the ordinary shares under the 1934 Act. See "The Anticipated Effects of the Share Consolidation -- Termination of Exchange Act Registration" and "Effect on Market for Shares and ADSs".

Termination of the registration of the ordinary shares and ADSs under the 1934 Act, the reduction in public information in the U.S. concerning the Company, the termination of the Company's status as a reporting company, and withdrawal of the ADSs from Nasdaq Stock Market will likely adversely affect the liquidity of the ADSs which in turn will likely have an adverse effect on the market value of the ADSs. If the ADSs are quoted on the Pink Sheets there may remain some liquidity in the ADSs following the Share Consolidation, but this liquidity may be substantially less than that available through quotation on Nasdaq Stock Market. If the ADSs are not quoted on the Pink Sheets, liquidity will be even further reduced. In addition, the increase in the per share price of the ADSs and the decrease in the number of ADSs outstanding as a result of the Share Consolidation may also adversely affect the liquidity and market value of the ADSs.

If the Share Consolidation is implemented, the officers and directors of the Company (and other holders of more than 1,000 existing ordinary shares) will not benefit by an increase in their percentage ownership of the Company's ordinary shares and in the net book value of their holdings. See "The Anticipated Effects of the Share Consolidation" and "Recommendation of the Board of Directors; Fairness of the Share Consolidation".

It is expected that upon the completion of the Share Consolidation, the directors and executive officers of QXL will own approximately 3,754 new ordinary, or approximately 0.41% of the then issued and outstanding new ordinary shares, as compared to 3,754,080 shares and approximately 0.41%, respectively, prior to the Share Consolidation. The Company's ordinary shares' book value will be (0.4) p prior to the Share Consolidation and (4.26) Pounds after the Share Consolidation (ignoring pro forma adjustments). The collective book value of the ordinary shares held by officers and directors as a group will be (15,992) Pounds prior to the Share Consolidation and (15,992) Pounds after the Share Consolidation.

The Board of Directors did not retain either an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the Share Consolidation to the Company or its shareholders and holders of ADSs or an unaffiliated representative to represent the unaffiliated shareholders of the Company and holders of ADSs in negotiating the terms of the Share Consolidation.


Financial Effect of the Share Consolidation

The Share Consolidation is not expected to have any material adverse effect on the Company's capitalization, liquidity, results of operations or cash flow, but the Company anticipates realizing cost savings due to reduction in expenses related to being a U.S. reporting company.

The Company expects to be able to finance the expense of effecting the Share Consolidation with cash on hand. Cash paid for fractional interests will be paid from the net sales proceeds of aggregate fractional interests by the Company (in the case of ordinary shares) or by The Bank of New York (in the case of ADSs).

The following pro forma financial information presents the effect on the Company's historical financial position of the Share Consolidation, including expenses of the transactions described herein and taking into account the anticipated direct annual savings arising from the Share Consolidation described above. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the balance sheet date. The unaudited pro forma statements of operations reflect the transaction as if it had occurred at the beginning of the period presented.

The unaudited pro forma balance sheets are not necessarily indicative of what the Company's financial position would have been if the Share Consolidation had been effected on the dates indicated, or will be in the future. The information shown on the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of the Company, which are incorporated by reference into this Information Statement. See "Additional Information - Financial and Other Information."





            UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT
   FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 2002 AND THE NINE MONTH PERIOD
                            ENDED DECEMBER 31, 2002

                           Historical        Pro Forma         Pro Forma     Historical      Pro Forma        Pro Forma
                          9 months to      Adjustments                    Year to March    Adjustments
                         December 31,                                          31, 2002
                                 2002
  Consolidated Profit
  and Loss Data:
  U.K. GAAP                                                 (in thousands of pounds)

  Revenue
  Operations before             4,048                -             4,048          5,415              -            5,415
  acquisitions
  Acquisitions                    180                -               180              -              -                -
  Continuing                    4,228                -             4,228          5,415              -            5,415
  operations
  Cost of sales                  (30)                -              (30)          (540)              -            (540)
  Gross profit                  4,198                -             4,198          4,875              -            4,875

  Distribution               (13,169)                -          (13,169)       (31,830)              -         (31,830)
  costs
  Administrative              (5,373)              302           (5,071)       (13,691)            302         (13,389)
  expenses
  Net operating              (18,542)              302          (18,240)       (45,521)            302         (45,219)
  expenses
  Operating loss
  Operations before          (13,948)              302          (13,646)       (40,646)            302        (40,3446)
  acquisitions
  Acquisitions                  (396)                -             (396)              -                               -
  Continuing                 (14,344)              302          (14,042)       (40,646)            302         (40,344)
  operations
  Net interest                     98                -                98            716              -              716
  receivable

  Loss on ordinary
  activities before          (14,246)              302          (13,944)       (39,930)            302         (39,628)
  taxation
  Tax on loss on                    -                -                 -              -              -                -
  ordinary
  activities
  Loss on ordinary
  activities after           (14,246)              302          (13,944)       (39,930)            302         (39,628)
  taxation
  Equity minority                  52                -                52          2,000              -            2,000
  interests
  Loss for the               (14,194)         302               (13,892)     (37,930)         302              (37,628)
  financial year







                      Historical 9          Pro Forma          Pro Forma      Historical       Pro Forma          Pro Forma
                         months to        Adjustments                      Year to March     Adjustments
                      December 31,                                              31, 2002
                              2002
  Consolidated
  Profit and Loss
  Data (continued):
  U.K. GAAP                                 (in thousands of pounds except for per share data)

  Retained loss for       (14,194)                302           (13,892)        (37,930)             302           (37,628)
  the period
  Loss per equity
  share
  - basic and               (1.6)p                              (1,599)p          (5.3)p                           (5,275)p
  diluted


  U.S. GAAP

  Loss for the                 N/A                                   N/A        (58,509)             302           (58,207)
  period

  Loss per equity
  share
  - basic and                  N/A                                   N/A          (8.2)p                           (8,159)p
  diluted






                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2002

  Consolidated Balance Sheet Data:
                                            Historical
                                          December 31,                        Pro Forma
                                                  2002                  Adjustments (1)              Pro Forma
  U.K. GAAP                                           (in thousands of pounds except for per share data)

  Total assets                                  13,373                              302                 13,675
  Net assets / capital employed                (4,365)                              302                (4,063)
  Equity minority interest                         627                                -                    627
  Total equity shareholders' funds             (3,738)                              302                (3,436)

  Book value per share at December 31,          (0.4)p                                                  (385)p
  2002





Note:

(1) Represents the estimated annual direct cost savings of complying with Securities and Exchange Commission reporting requirements (see "Purpose of the Share Consolidation" for further detail) less the estimated cash costs of completing the Share Consolidation (which includes professional fees).




Stock Certificates and American Depositary Receipts

If you hold a stock certificate representing your shares, your certificates will no longer be valid from the time that the new ordinary shares are admitted to trading on the London Stock Exchange. You will be mailed new certificates evidencing new ordinary shares shortly after consummation of the Share Consolidation. Upon receipt of the new certificate, you should destroy any old certificates. Pending dispatch of the new certificates, transfers of certificated new ordinary shares will be certified against the Company's share register.

In connection with the Share Consolidation, the ADSs and QXL's ordinary shares will each be identified by a new Committee On Uniform Security Identification Procedures ("CUSIP") number. These new CUSIP numbers will appear on any ADRs and any stock certificates representing shares of QXL ordinary shares after the Share Consolidation.

For holders of ADSs, The Bank of New York, will be responsible for the exchange of existing ADRs evidencing existing ADSs for new ADRs evidencing new ordinary shares and/or cash. In connection with the Share Consolidation, The Bank of New York will call for surrender of ADRs evidencing existing ADSs and will issue new ADRs specifically describing new ordinary shares. The Bank of New York will furnish such materials as are necessary to effect such surrender and instructions with regard to payment of cash for fractional interests. Do not send your ADRs to The Bank of New York until you have received a written request for surrender and followed the instructions therein.


                          FOREIGN CURRENCY INFORMATION

QXL's financial statements, and many of the other figures in this Information Statement, are presented in British Pounds Sterling. The following table sets forth, for the periods and dates indicated, information concerning the Noon Buying Rates for British Pounds Sterling expressed in U.S. dollars per British Pound Sterling. The average is computed using the Noon Buying Rate on the last business day of each month (or shorter applicable period) during the period indicated.

       Average exchange rates of U.S. dollars per British Pound Sterling

                                                                    Average
Year Ended March 31, 2001                                            1.4737
Year Ended March 31, 2002                                            1.4320


 The Noon Buying Rate for British Pound Sterling on February 19, 2003 was 1.00
                                Pound = $1.5957.



                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Summarized below are the material federal income tax consequences to the Company and holders of ordinary shares and ADSs resulting from the Share Consolidation. The following discussion is without regard to the particular facts and circumstances of each holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department Regulations issued pursuant to the Code and published rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual circumstances, such as holders who acquired their ordinary shares or ADSs through the exercise of options or otherwise as compensation. Many shareholders (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons who hold shares or ADSs as part of a larger integrated financial transaction or straddle, corporate holders that own, directly or by attribution, 10.0% or more of QXL's outstanding share capital, and foreign persons) may be subject to special tax rules. In addition, this summary does not discuss any state, local, foreign, or other tax considerations.

This summary assumes that you are one of the following: (1) an individual citizen or resident of the United States; (2) a corporation or other entity that is taxable as a corporation that is created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate, the income is subject to taxation in the United States regardless of its source; (4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a partnership, to the extent the interest therein is owned by any of the persons in the preceding clauses and are not resident in United Kingdom for U.K. tax purposes. Persons in one of the preceding categories are sometimes referred to, for purposes of this summary, as "U.S. holders." Persons who do not fall into one of the above categories are referred to as "Non-U.S. holders." This summary also assumes that you have held and will continue to hold your ordinary shares or ADSs as capital assets for investment purposes under the Code.

You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of your specific circumstances.

We believe that the Share Consolidation will be treated as a tax-free "recapitalization" for federal income tax purposes. This will result in no material federal income tax consequences to the Company.


Federal Income Tax Consequences to Holders Who Hold Ordinary Shares or ADSs in Multiples of 1,000 on the Record Date

If you (1) continue to hold ordinary shares or ADSs immediately after the Share Consolidation, and (2) you would not otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation, you will not recognize any gain or loss in the Share Consolidation. Your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately after the Share Consolidation will be equal to your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately prior to the Share Consolidation, and you will have the same holding period in your ordinary shares or ADSs as you had in such ordinary shares or ADSs immediately prior to the Share Consolidation.


Federal Income Tax Consequences to Holders Who Do Not Hold Ordinary Shares or ADSs in Multiples of 1,000 on the Record Date

If you would otherwise be entitled to receive a fractional share or ADS as a result of the Share Consolidation, your tax consequences will depend on whether you or a person or entity related to you continues to hold ordinary shares or ADSs immediately after the Share Consolidation, as explained below. The following discussion is subject to the discussion under the subheading "Private Foreign Investment Company Considerations."


Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation

If you (1) would otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation, (2) you do not continue to hold any ordinary shares or ADSs immediately after the Share Consolidation, and (3) you are not related to any person or entity which holds ordinary shares or ADSs immediately after the Share Consolidation, you will recognize capital gain or loss. If you receive cash in lieu of fractional interests, the amount of capital gain or loss you recognize will equal the difference between the cash you receive for the fractional interest and your aggregate adjusted tax basis in such ordinary shares or ADSs. If you do not receive cash, you will recognize a capital loss equal to your aggregate adjusted tax basis in such ordinary shares or ADSs.

If you are related to a person or entity who continues to hold ordinary shares or ADSs immediately after the Share Consolidation, you will recognize gain or loss in the same manner as set forth in the previous paragraph, provided that your receipt of cash either (1) is "not essentially equivalent to a dividend" or (2) is a "substantially disproportionate redemption of stock," as described below.


* "Not Essentially Equivalent to a Dividend." You will satisfy the "not essentially equivalent to a dividend" test if the reduction in your proportionate interest in the Company resulting from the Share Consolidation is considered a "meaningful reduction" given your particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will meet this test.

* "Substantially Disproportionate Redemption of Stock." The receipt of cash in the Share Consolidation will be a "substantially disproportionate redemption of stock" for you if the percentage of the outstanding ordinary shares or ADSs owned by you immediately after the Share Consolidation is less than 80% of the percentage of ordinary shares or ADSs owned by you immediately before the Share Consolidation.

In applying these tests, you will be treated as owning shares or ADSs actually or constructively owned by certain individuals and entities related to you. If your receipt of cash in exchange for ordinary shares or ADSs does not give rise to capital gain or loss under any of the tests, it will be treated first as ordinary dividend income to the extent of your ratable share of QXL's undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining amount will be treated as capital gain. See "Capital Gain and Loss" below.

Any cash payment you receive for ordinary shares will be paid in British Pounds Sterling. You should determine the U.S. dollar amount includible in your income by reference to the exchange rate in effect on the day you receive the payment. If you convert the payment into dollars on the day you receive it, you should not be required to recognize foreign currency gain or loss.


Holders Who Both Would Otherwise Be Entitled to Receive Fractional Ordinary Shares or ADSs and Continue to Hold Ordinary Shares or ADSs Immediately After the Share Consolidation.

If you both would otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation and continue to hold ordinary shares or ADSs immediately after the Share Consolidation, you generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of aggregate fair market value of your ordinary shares or ADSs plus the cash received over your adjusted tax basis in the shares or ADSs, or (2) the amount of cash received in the Share Consolidation. Your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately after the Share Consolidation will be equal to your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately prior to the Share Consolidation, increased by any gain recognized in the Share Consolidation, and decreased by the amount of cash received in the Share Consolidation.

Any gain recognized in the Share Consolidation will be treated, for federal income tax purposes, as capital gain, provided that your receipt of cash either (1) is "not essentially equivalent to a dividend" with respect to you, or (2) is a "substantially disproportionate redemption of stock" with respect to you. (Each of the terms in quotation marks in the previous sentence is discussed above under the heading "--Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation."). In applying these tests, you will be treated as owning ordinary shares or ADSs held by certain individuals and entities related to you, and you may possibly take into account sales of ordinary shares or ADSs that occur substantially contemporaneously with the Share Consolidation. If your gain is not treated as capital gain under any of these tests, the gain will be treated as ordinary dividend income to you to the extent of your ratable share of QXL's undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining gain will be treated as a capital gain. See "Capital Gain and Loss" below.

Please see the final paragraph of "--Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation" with regard to conversion of payments received in lieu of fractional ordinary shares from British Pounds Sterling into dollars.


Capital Gain and Loss

For individuals, net capital gain (defined generally as your total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to tax at a rate not to exceed 20%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. There are limitations on the deductibility of capital losses.


Passive Foreign Investment Company Considerations

In its Form 20-F for the fiscal year ended March 31, 2002, the Company stated that is was likely to be treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the fiscal year ended March 31, 2002. However, an actual determination of PFIC status is factual in nature and will depend on, among other things, a valuation of our assets, including goodwill and other intangible assets.

A company will be classified as a PFIC in a particular taxable year if either:

* 75.0% or more of its gross income for the taxable year is passive income; or

* on average for the taxable year the percentage of the value of its assets that produce or are held for the production of passive income is at least 50.0%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

If the Company is a PFIC with respect to any U.S. holder, generally any gain recognized by a U.S. holder upon the disposition of ADSs or shares is not entitled to capital gain treatment upon such disposition and a non-deductible interest charge is imposed to reflect the holder's deferral of tax on such income allocated to prior taxable years. As a result, any gain upon such disposition would be treated as ordinary income.

This special PFIC rule generally would not apply to the receipt of cash pursuant to the Share Consolidation, however, if, in the first year of such holder's ownership of ordinary shares or ADSs QXL was a PFIC ("Initial Year"), the holder either (x) made an election to treat QXL as a qualified electing fund to include in income on a current basis such holder's share of the income or gain of QXL ("QEF Election") or (y) made an election ("Mark-to-Market Election") to recognize on a current basis increases or decreases in the value of the holder's Securities. If the holder did not make a QEF Election in the Initial Year but did make a QEF Election in a subsequent year, the special PFIC rule also generally would not apply if such holder had made an additional election ("Purging Election") to include certain amounts in income with respect to its Securities in the year the Purging Election was made.


Any U.S. Holder who believes that QXL is or may be a PFIC with respect such holder is urged to consult its tax advisors.


Non-U.S. Holders

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized upon the receipt of cash in lieu of fractional ordinary shares or ADSs pursuant to the Share Consolidation unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a non-US Holder who is a non-resident alien individual, such holder is present in the United States for 183 days or more and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States. Non-US Holders should also consult applicable treaties, if any, which may exempt them from US taxation on any such gain.


Backup Withholding

Holders of ADSs will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to The Bank of New York in connection with the Share Consolidation to avoid backup withholding requirements that might otherwise apply. The letter of transmittal will require each shareholder to deliver such information when ADRs are surrendered following the Record Date. Failure to provide such information may result in backup withholding at a rate of 30% on the gross amount of any payments. Backup withholding is not generally applicable to payments in lieu of fractional interests of less than $20.

As explained above, the amounts paid to you as a result of the Share Consolidation may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances. You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of your specific circumstances.



               PRICE RANGE OF ORDINARY SHARES AND ADSs; DIVIDENDS

Price Range


General

QXL's shares have been quoted on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange, which is QXL's principal trading market, under the symbol "QXL" since October 7, 1999. ADSs are listed on the Nasdaq Stock Market and have traded under the symbol "QXLC" since October 7, 1999.


Trading History

The table below sets forth the high and low bid prices of our ordinary shares on the London Stock Exchange and of our ADSs as reported by the Nasdaq Stock Market for the periods indicated. All information gives effect to an increase in the amount of ordinary shares per ADS from 25 to 250, effective December 31, 2001.


                         London Stock Exchange           Nasdaq Stock Market

                        Price per ordinary share            Price per ADS
                                (pence)                          ($)
                           High            Low            High        Low
  Quarter ended
  March 31, 2001           17.50           4.00           75.47       16.25
  June 30, 2001            9.75            4.25           44.20       15.00
  Sept. 30, 2001           6.50            2.00           24.90       7.50
  Dec. 31, 2001            3.75            2.00           15.50       8.00
  March 31, 2002           3.00            0.90           11.55       3.25
  June 30, 2002            1.00            0.35           4.15        1.00
  Sept. 30, 2002           0.55            0.30           2.25        1.10
  Dec. 31, 2002            0.70            0.29           3.25        1.16



Stock Repurchases by Company

The Company made no purchases of its ordinary shares or ADSs during each quarter of the fiscal years ended March 31, 2002 and 2001 and the first three quarters of the fiscal year ending March 31, 2003.


Dividends

The Company has not paid dividends since inception.



                             ADDITIONAL INFORMATION

Financial and Other Information

The following selected consolidated profit and loss account data for the nine months ended December 31, 2002 and 2001 and the years ended March 31, 2002 and 2001 and the consolidated balance sheet data as at December 31, 2002 and March 31, 2002 and 2001 are derived from our audited consolidated financial statements and the related notes appearing in the Company's 2002 and 2001 Annual Reports on Form 20-F filed with the Securities and Exchange Commission (and filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission relating to this transaction) and, for the nine months ended December 31, 2002 and 2001, on the Company's unaudited financial statements submitted to the Securities and Exchange Commission on the Company's periodic report on Form 6-K dated February 14, 2003. The Schedule 13E-3 and Form 6-K are available on the Securities and Exchange Commission's web site at http://www.sec.gov. These figures have been prepared in conformity with U.K. GAAP, which differs from U.S. GAAP.

                                            Nine months ended December 31,                Year ended March 31,
  Consolidated Profit and Loss
  Data:                            (Unaudited)                    (Unaudited)
  U.K. GAAP                               2002                           2001           2002                    2001
                                                                   (in thousands of pounds)
  Revenue
  Operations before                      4,048                          4,171          5,415                  15,055
  acquisitions
  Acquisitions                             180                              -              -                       -
  Continuing operations                  4,228                          4,171          5,415                  15,055
  Cost of sales                           (30)                          (547)          (540)                (12,402)
  Gross profit                           4,198                          3,624          4,875                   2,653

  Distribution costs                  (13,169)                       (20,408)       (31,830)               (116,332)
  Administrative expenses              (5,373)                        (9,362)       (13,691)                (28,590)
  Net operating expenses              (18,542)                       (29,770)       (45,521)               (144,922)
  Operating loss
  Operations before                   (13,948)                       (26,146)       (40,646)               (142,269)
  acquisitions
  Acquisitions                           (396)                              -              -                       -
  Continuing operations               (14,344)                       (26,146)       (40,646)               (142,269)
  Share of loss of joint                     -                              -              -                 (3,417)
  venture
  Loss on ordinary activities
  before interest                     (14,344)                       (26,146)       (40,646)               (145,686)
  Net interest receivable                   98                            441            716                   2,541

  Loss on ordinary activities
  before taxation                     (14,246)                       (27,705)       (39,930)               (143,145)
  Tax on loss on ordinary                    -                              -              -                       -
  activities
  Loss on ordinary activities after
  taxation                            (14,246)                       (27,705)       (39,930)               (143,145)
  Equity minority interests                 52                          1,313          2,000                   4,105
  Loss for the financial year         (14,194)                       (24,392)       (37,930)               (139,040)



                                           Nine months ended December 31,                 Year ended March 31,
  Consolidated Profit and Loss
  Data (continued):                        2002                             2001
  U.K. GAAP                         (Unaudited)                      (Unaudited)           2002                     2001
                                                   (in thousands of pounds except for per share data)

  Retained loss for the financial      (14,194)                         (24,392)       (37,930)                (139,040)
  year
  Loss per equity share
  - basic and diluted                    (1.6)p                           (3.3)p         (5.3)p                  (30.0)p


  U.S. GAAP

  Loss for the financial year               N/A                              N/A       (58,509)                (608,739)
  Loss per equity share
  - basic and diluted                       N/A                              N/A         (8.2)p                 (131.6)p




                                    As at December 31,                                     As at March 31,
  Consolidated Balance Sheet Data:                2002
                                           (Unaudited)                                 2002               2001
  U.K. GAAP                                              (in thousands of pounds except for per share data)

  Total assets                                  13,373                               29,585             63,005

  Net assets / capital employed                (4,365)                                9,662             44,200
  Equity minority interest                         627                                  733            (2,625)
  Total equity shareholders' funds             (3,738)                               10,395             41,575

  Book value per share at December 31, 2002     (0.4)p                                    -                  -


  U.S. GAAP
  Equity shareholders' funds under U.S.            N/A                               16,800             52,681
  GAAP



Summary of differences between U.K. GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). Losses for the years ended March 31, 2002 and 2001 were 37.9 million Pounds and 139.0 million Pounds respectively. Net losses under U.S. GAAP for the years ended March 31, 2002 and 2001 were 58.5 million Pounds and 608.7 million Pounds respectively.

The following are the material differences between U.K. GAAP and U.S. GAAP with respect to net loss in the year ended March 31, 2002 and the nine months ended 31 December 2002, none of which affected our gross margin:


* Under U.K. GAAP the value of the shares used as consideration in an acquisition is set at the date that the relevant share-for-share exchange is completed, whereas under U.S. GAAP the value of the shares used as consideration is set at the date of the announcement of agreement. As the announcement of the acquisitions in the year ended March 31, 2002 was concurrent with the consummation of the acquisitions, there is no difference between U.S. and U.K. GAAP in the year ended March 31, 2002.

* Under U.K. GAAP, a significant amount of the goodwill arising out of acquisitions was written off in the year to March 31, 2002 as an exceptional impairment provision. Under U.S. GAAP an additional impairment charge of 0.6 million Pounds was made in the year ended March 31, 2002 to revalue the goodwill based on the anticipated future cash flows of the businesses acquired. As a result of this impairment, the valuation of goodwill being shown under both U.K. and U.S. GAAP for that period is comparable, however the charge to net loss under U.S. GAAP is higher than that under U.K. GAAP due to the higher value of goodwill arising under U.S. GAAP.

* Under U.K. GAAP, capitalized goodwill is amortised on a straight-line basis over its expected useful economic life. The expected useful economic life is up to 39 months from the date of acquisition based on future expected earnings. In the nine months to December 31, 2002, 5,363,000 Pounds of goodwill was therefore amortised. Under U.S. GAAP, SFAS 142 (see "Recently Issued Accounting Pronouncements" below) would prohibit the amortisation of goodwill and indefinite lived intangible assets.

* Under U.K. GAAP, the proceeds allocated to warrants issued were based on the market price of our ordinary shares at the time of issue taking into account the exercise price of the warrants. Under U.S. GAAP, the proceeds from the issuance of debt instruments with detachable warrants must be allocated based on the relative fair values of the debt and warrant instruments. The proceeds allocated to the warrants are recorded in Equity Shareholders' Funds. The proceeds allocated to the 2% Convertible Bonds represent the initial carrying value of the debt with the difference between carrying value and the respective face value representing a debt discount. This discount is amortised to interest expense over the term of the related 2% Convertible Bonds using the effective interest method.

* The conversion price per share of the 2% Convertible Bonds "resets" upon certain events. Such resetting has resulted in a beneficial conversion feature to the holders. Under U.K. GAAP, there is no accounting recognition of the beneficial conversion feature as a result of these resets. Under U.S. GAAP, the beneficial conversion feature is measured and recorded as a debt discount and amortised over the period until the debt is convertible. As the 2% Convertible Bonds are immediately convertible at the holder's discretion, the beneficial conversion feature has been charged to interest expense at the time of reset and a corresponding amount recorded in Equity Shareholders' Funds.


Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortised negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortised. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortisation of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortisation period of intangible assets that have finite lives.

If the Share Consoldiation is not implemented and the Company is still required to report under US GAAP, we will adopt the provisions of SFAS 142 for the year ending March 31, 2003. SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of the year ending March 31, 2003, if the Company is still required to report under US GAAP. We have not yet determined what effect these impairment tests will have on our earnings and financial position. At March 31, 2002, we had unamortised goodwill of approximately 10.7 million Pounds under US GAAP. Total goodwill amortisation was approximately 13.4 million Pounds for the year ended March 31, 2002 which will not be incurred in the year ending March 31, 2003 under US GAAP.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This standard will be effective for our fiscal year ending March 31, 2004, however early adoption is permitted. This standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. We are currently assessing the impact that the future adoption of this standard will have on our financial position and results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of this standard to have a material effect on our financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. We do not expect the adoption of this standard to have a material effect on our financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We are assessing the requirements of SFAS 146 and the effects, if any, on our financial statements.


Book Value Per Share

891,324,743 ordinary shares were deemed outstanding for purposes of the calculation of book value per ordinary share at December 31, 2002.


Directors and Executive Officers

The following table sets forth the name, age, and position of each of our directors and executive officers as at February 19, 2003:


  Name                          Age    Term Expires           Position
  Jonathan Brereton              42         2003       Chairman of the Board
  Bulkeley(1)(2)(3)
  James Malcolm Rose(3)          41         2004       Deputy Chairman of the
                                                       Board
  Jan Gesmar-Larsen (1)(2)       42         2004       Non-executive Director
  Thomas Peter Power(2)(3)       39         2004       Non-executive Director
  Mark Xavier Zaleski(4)         40          --        Chief Executive
                                                       Officer and Director
  Robert Simon Dighero(4)        36          --        Chief Financial
                                                       Officer and Director

(1)     Member of the Audit Committee
(2)     Member of the Remuneration Committee
(3)     Member of the Nomination Committee
(4) Directors that also serve as executive officers must be re-elected as directors by shareholders at least once every three years.


The business address of each of our directors and executive officers is Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

Jonathan Brereton Bulkeley has served as our Chairman of the Board since February 1998. He is the Chairman and Chief Executive Officer of Lifeminders, Inc. and was Chief Executive Officer of barnesandnoble.com, Inc. from January 1999 to January 2000. From July 1995 to December 1998, he was Managing Director of America Online Inc.'s joint venture with Bertelsmann AG Online to provide interactive on-line services in the United Kingdom. From March 1993 to June 1995, Mr. Bulkeley was Vice President of Business Development at America Online in the United States. He was also General Manager of Media, responsible for the development and production of all America Online media partnerships. Before joining America Online, Mr. Bulkeley was Director of Marketing and Development for Money Magazine and held sales and marketing positions at Time and Discover Magazines. Mr. Bulkeley is a director of Rocket Networks, Inc., Lifeminders.com, Inc., Readers Digest Association, Instant DX, Global Commerce Zone, Milliken & Company and Cross Media Marketing. Mr. Bulkeley received a B.A. from Yale University.

James Malcolm Rose has served as our non-executive Deputy Chairman since November 2001 and from May 1999 to November 2001 served as our Chief Executive Officer. He has served as a director since May 1999. In May 2002 Mr. Rose was appointed Chief Executive Officer of Media Planning Group U.S., a division of Havas. From August 1998 to May 1999, he served as Chief Executive Officer of United Information Group, the marketing information subsidiary of United Business Media. From November 1996 to August 1998, Mr. Rose was Chief Executive Officer of Blackwell Information Services, a global provider of academic and professional information. From December 1993 to November 1996, he was Managing Director in the United Kingdom, Ireland and South Africa for Dun & Bradstreet/ACNielsen. He was previously with Deloitte & Touche as a management consultant. He received an M.B.A. from the Kellogg School of Management at Northwestern University, Chicago. Mr. Rose is currently a director of MORI (Market & Opinion Research International Ltd) and Articulate Online Holdings.

Jan Gesmar-Larsen joined the board as a non-executive director in May 2002. Mr. Gesmar-Larsen was head of the European operations of Dell Computer Corporation between 1997 and 1999 and European President of Apple Computer, Inc. from 1996 to 1997. Prior to working with Apple, he held senior positions at Compaq Computer Corporation International and Olivetti. He currently serves as a non-executive director of Bang & Olufsen A/S, Capital One Inc. Europe, and Danske Venture Partners and on the advisory board of Apax Partners Holding Limited.

Thomas Peter Power was appointed a non-executive director in February 2002. He is the Chairman and founder of The Ecademy, the E-business network, which has over 10,000 members globally. Prior to founding The Ecademy in 1998, Mr. Power was managing director of the TDS Group, Inc. In addition to his responsibilities with The Ecademy, Mr. Power is self-employed as a strategic consultant and has published four books on the topic of e-business. Mr. Power is a director of The Ecademy Limited, Easi Solutions plc and Routecause Limited.

Mark Xavier Zaleski was appointed Chief Executive Officer in November 2001 after joining QXL as Chief Operating Officer in October 2000 from Webvan Group, Inc., where he was the President of Webvan Operations, Inc. and Senior Vice President of Area Operations for the Webvan Group. Prior to joining Webvan in December 1998, Mr. Zaleski served as Senior Vice President/Group Managing Director for Central Europe, and earlier for Western Europe, for ACNielsen Corporation. From September 1985 to July 1994, he held a variety of senior management positions in the European operations of the Federal Express Corporation. Mr. Zaleski holds a Masters in Business degree from the European University, Belgium.

Robert Simon Dighero has served as our Chief Financial Officer since June 1998 and as a Director since August 1999. From October 1995 to June 1998, Mr. Dighero was the Chief Financial Officer of AOL UK. From January 1995 to October 1995, Mr. Dighero worked for Bertelsmann, focusing on acquisition strategies in the new media sector. He also previously had worked as a management consultant at Bain and Company. Mr. Dighero received an M.A. (Hons.) and an M.Eng. (Hons.) from Cambridge University and received an M.B.A. with Dean's List honors from INSEAD in France.


Affiliated Shareholders

The following table sets forth information with respect to the ownership of ordinary shares by:

* our directors and executive officers; and
* associates of our directors and executive officers.

Shares subject to options currently exercisable, or exercisable within 60 days of the date thereof, are deemed beneficially owned for purposes of computing the percentage of shares owned by the person holding such options, but are not deemed beneficially owned for purposes of computing the percentage of shares owned by any other person. Unless otherwise indicated in the footnotes to the following table, the following persons have sole vesting and sole investment control with respect to our ordinary shares they beneficially own.

The percentage of ownership for each shareholder at February 19, 2003 is based on 915,263,039 ordinary shares outstanding as at February 19,2003. None of our ordinary shareholders have different voting rights from one another or taken together as a group.



                                     Ordinary Shares         Percentage of
  Name                              Beneficially Owned      Ordinary Shares
                                                           Beneficially Owned
  Directors:

  Jonathan Bulkeley (1)                 8,879,080                0.96%
  James Rose (2)                        3,000,000                0.33%
  Mark Zaleski(3)                       5,500,000                0.60%
  Robert Dighero (4)                    8,324,026                0.90%
  Jan Gesmar-Larsen(5)                  2,000,000                0.22%
  Thomas Power(6)                       2,000,000                0.22%
  All directors and executive
  officers as a group (six
  persons at February 19,              29,703,106                3.16%
  2003)

  Associates of the
  Above-Referenced Persons:
  Apax UK VI LP (7)                    60,997,440                6.66%


(1) As at February 19, 2003, included options to acquire 5,125,000 ordinary shares exercisable within 60 days of that date.

(2) As at February 19, 2003, included options to acquire 3,000,000 ordinary shares exercisable within 60 days of that date.

(3) As at February 19, 2003, included options to acquire 5,500,000 ordinary shares exercisable within 60 days of that date.

(4) As at February 19, 2003, included options to acquire 8,324,026 ordinary shares exercisable within 60 days of that date.

(5) As at February 19, 2003, included options to acquire 2,000,000 ordinary shares exercisable within 60 days of that date.

(6) As at February 19, 2003, included options to acquire 2,000,000 ordinary shares exercisable within 60 days of that date.

(7) All the shares are owned by Apax U.K. VI LP. The shares disclosed above relate to the total holding of Apax U.K. VI LP, of which Apax Partners Limited is the manager. Mr. Gesmar-Larsen is a member of the advisory board of Apax Partners Holding Limited, which is the parent company of Apax Partners Limited. Mr. Gesmar-Larsen disclaims beneficial ownership of the shares held on record by Apax U.K. VI LP.


Cost of Proxy Solicitation and the Share Consolidation

The cost of preparing, assembling and mailing this information statement will be paid by the Company. Solicitation by mail, telephone, facsimile, or personal solicitation may also be done by directors, executive officers, or regular employees of the Company and its subsidiaries, for which they will receive no additional compensation. Brokerage houses and other nominees, fiduciaries, and custodians nominally holding the Company's ordinary shares will be given the opportunity to forward proxy soliciting material to the beneficial owners of such shares. The Bank of New York will be reimbursed for its expenses in forwarding these materials to holders of ADSs.

Payment for fractional ordinary shares, if not subject to retention by the Company, will be made out of the net proceeds received for the sale of aggregated fractional interests. Payment for fractional ADSs will be made out of the sale of the ordinary shares underlying the aggregated fractional ADSs by The Bank of New York. The following is an estimate of the costs incurred or expected to be incurred by the Company in connection with the Share Consolidation. Final costs of the transaction may be greater than the estimates shown below.

Professional fees, disbursements and other charges   65,000 Pounds
Total                                                65,000 Pounds

The Company intends to finance the expenses of the Share Consolidation, other than payment for fractional interests, as discussed above, by using cash on hand. See also "The Anticipated Effects of the Share Consolidation- -Financial Effect of the Share Consolidation."


                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 233 Broadway New York, New York 10279 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information are available from the EDGAR filings obtained through the Securities and Exchange Commission Internet Website (http://www.sec.gov.)



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, in the United Kingdom, should be authorised under the Financial Services and Markets Act 2000.
If you have sold or transferred all of your Existing Ordinary Shares in the Company, please forward this document and the accompanying Form of Proxy immediately to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.
Application will be made to the UKLA for the New Ordinary Shares arising from the Consolidation to be admitted to the Official List, and to the London Stock Exchange for such shares to be admitted to trading. It is expected that admission of the New Ordinary Shares to the Official List will become effective, and that dealings therein (for normal settlement) will commence, on 31 March 2003.



                                  QXL ricardo




                                QXL ricardo plc
   (incorporated and registered in England and Wales under the Companies Act
                       1985 with registered no. 3430894)





  Circular to shareholders relating to proposed consolidation of share capital




Notice of an Extraordinary General Meeting of the Company at which a resolution regarding the Consolidation will be considered is set out at the end of this document. The meeting is to be held at 10.00 am on Friday 28 March 2003 at the Express by Holiday Inn (London-Hammersmith), 124 King Street, Hammersmith, London W6 0QU.

A Form of Proxy for use in connection with the EGM is enclosed with this document. To be valid, the Form of Proxy must be returned, duly completed and signed, in accordance with the instructions printed thereon, so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, no later than 10.00 am on Wednesday 26 March 2003.






Contents

Definitions                                                                 1
Part I Letter from the Chairman of QXL ricardo plc                          2
Part II Further details of the Consolidation                                4
Notice of Extraordinary General Meeting                                     8
Form of Proxy                                                               9




Expected timetable of principal events                                                       2003
Circular despatched                                                                   27 February
Latest time and date for receipt of Forms of Proxy                 10.00 am on Wednesday 26 March
Extraordinary General Meeting                                         10.00 am on Friday 28 March
Record date for the Consolidation                            Close of business on Friday 28 March
Dealings commence in New Ordinary Shares                                                 31 March
CREST member accounts credited with New Ordinary Shares                                  31 March
Despatch of definitive share certificates in respect of
New Ordinary Shares and cheques in respect of fractional
entitlements arising from the Consolidation                                               7 April








Definitions

In this document the following definitions shall apply:
"Act"
the Companies Act 1985, as amended

"Admission"
admission of the New Ordinary Shares to the Official List of the UKLA and to trading on the London Stock Exchange's market for listed securities becoming effective

"ADR"
a receipt evidencing an ADS

"ADS"
an American Depositary Share representing an interest in ordinary shares in the capital of the Company deposited with The Bank of New York

"Articles"
the Company's Articles of Association

"Convertible Bonds"
the 2 per cent. convertible bonds due 2004 of the Company (Series A, B and C)

"Consolidation"
the proposed consolidation of every 1,000 Existing Ordinary Shares into 1 New Ordinary Share

"CREST"
the relevant system for the paperless settlement of trades and the holding of uncertified securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001

"CRESTCo"
CRESTCo Limited, the operator of CREST

"Directors" or "Board"
the directors of the Company

"Existing Ordinary Shares"
ordinary shares of 0.1p nominal value each in the capital of the Company

"Extraordinary General Meeting"
the extraordinary general meeting of the Company to or "EGM" be held at 10.00 am on Friday 28 March 2003 (or any adjournment of such meeting), notice of which is set out at the end of this document

"London Stock Exchange"
London Stock Exchange plc

"New Ordinary Shares"     ordinary shares of GBP1 nominal value each in the
capital of the Company resulting from the Consolidation

"Official List"
the Official List of the UKLA

"Optionholders"
holders of options under the Option Schemes

"Option Schemes"
the Company's 1999 Approved Executive Share Option Scheme and the Company's 1999 Unapproved Executive Share Option Scheme

"QXL" or "Company"
QXL ricardo plc

"Record Date"
close of business on Friday 28 March 2003

"Resolution"
the resolution to be proposed at the Extraordinary General Meeting, as set out in the notice of EGM at the end of this document

"Shareholder"
a holder of Existing Ordinary Shares and, following the Consolidation, a holder of New Ordinary Shares

"UK"
the United Kingdom of Great Britain and Northern Ireland

"UKLA"
the United Kingdom Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"Warrants" the warrants to subscribe for ordinary shares in the Company that may be exercised in respect of each series of the Convertible Bonds






Part I
Letter from the Chairman

QXL ricardo plc
(incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 3430894)

Directors:
Jonathan Brereton Bulkeley, Chairman
James Malcolm Rose, Deputy Chairman
Mark Xavier Zaleski, Chief Executive Officer
Robert Simon Dighero, Chief Financial Officer
Jan Gesmar-Larsen
Thomas Peter Power

Registered Office:
Landmark House
Hammersmith Bridge Road
London W6 9EJ
United Kingdom

27 February 2003

To: Shareholders and, for information only, Optionholders and holders of the Convertible Bonds and Warrants.

Dear Shareholder


Proposed consolidation of the Company's share capital

Your Board has decided to seek shareholder approval for a consolidation of the Company's share capital.

You will find enclosed with this letter a notice of an Extraordinary General Meeting of the Company to be held at 10.00 am on Friday 28 March 2003 at which a resolution regarding the Consolidation is to be put to Shareholders. The purpose of this document is to explain the background to and the reasons for the Consolidation and to explain the Resolution.


Reasons for the Consolidation

As you are aware, the Company has been aggressively reducing its cost base over the past two years. As part of this process, the Board has been reviewing our listing arrangements and other corporate costs in the light of changing market conditions. The decision to delist from the Frankfurt Stock Exchange on 30 November 2002 was one consequence of this ongoing review.

The Directors believe that the Company no longer derives material benefits from its Nasdaq listing or from its status as a US reporting company. We also believe that the costs of compliance with these regulations have become disproportionate for the Company and will increase further following the enactment of the Sarbanes-Oxley Act in August 2002. In particular, the cost of maintaining appropriate liability insurance on this basis is likely to be prohibitive. The Board therefore intends that the Company will delist from Nasdaq as part of the Consolidation process. The Consolidation is also expected to reduce the number of US Shareholders and ADS holders, providing the most cost-effective way of enabling the Company to avoid US reporting requirements in the future and to reduce its insurance premiums and other corporate costs.

The Board also believes that having an issued share capital of some 915,263,039 Existing Ordinary Shares that have an aggregate current market capitalisation of under GBP5 million confuses investors and limits the liquidity and marketability of such shares. In addition, the Directors believe that the Company's shares should trade within parameters that are generally acceptable to the market and the listing authorities.

The Board therefore proposes to consolidate the Company's share capital as at the Record Date by converting every 1,000 Existing Ordinary Shares into one New Ordinary Share. The aggregate nominal value of the Company's issued share capital will remain the same. This proposal requires the approval of Shareholders and accordingly the Resolution will be put to Shareholders at the EGM.

As a result of the Consolidation each Shareholder will hold fewer ordinary shares than he or she currently holds. However, ignoring fractions (which are dealt with below) each Shareholder will retain the same percentage interest in the Company's issued share capital and therefore his or her ownership of the Company will remain the same. The Board believes that the Consolidation will have the effect of increasing the price at which the Company's shares are traded to correspond with the decrease in the number of ordinary shares in issue.

The Directors propose that, conditional upon the passing of the Resolution, entitlements to fractions of New Ordinary Shares arising from the Consolidation will be aggregated and sold for the best price reasonably obtainable. A due proportion of the proceeds of sale (net of all costs and expenses) will be paid to each Shareholder who would otherwise have been entitled to a fraction, unless such net proceeds are less than GBP3 per entitled Shareholder, in which case the net proceeds of such sale shall be retained for the benefit of the Company.

The Consolidation is conditional on permission being granted for the New Ordinary Shares to be admitted to the Official List and to be traded on the London Stock Exchange's market for listed securities and such permission not having been withdrawn prior to the creation of the New Ordinary Shares. The necessary applications will be made to the UKLA and the London Stock Exchange and it is expected that Admission of the New Ordinary Shares to the Official List will become effective, and that dealings therein for normal settlement will commence, on Monday 31 March 2003.

Further details of the Consolidation are contained in Part II of this document.


Taxation

A guide to the general tax position of UK Shareholders in relation to the Consolidation is set out in Part II of this document.

In summary, the Consolidation will not normally give rise to a disposal for the purposes of UK taxation of chargeable gains. Any Shareholder who is in any doubt as to his or her own tax position should consult an appropriate professional adviser without delay.

EGM and action to be taken

You are entitled to attend and vote on the Resolution at the Extraordinary General Meeting and implementation of the Consolidation is conditional upon, and requires the passing of, the Resolution.

You will also find enclosed a Form of Proxy for use at the Extraordinary General Meeting.

Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions printed on it as soon as possible. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the EGM if you wish to do so. The Form of Proxy should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL so as to arrive as soon as possible and in any event before
10.00 am on Wednesday 26 March 2003.

In view of the voting and quorum requirements for the Extraordinary General Meeting, Shareholders are particularly requested to complete and return their Form of Proxy whether or not they intend to be present at the meeting.

Recommendation and voting intentions

Your Directors consider that the Consolidation is in the best interests of the Company and Shareholders as a whole. Accordingly the Directors unanimously recommend all Shareholders to vote in favour of the Resolution as they intend to do in respect of their own beneficial holdings of Existing Ordinary Shares, amounting in aggregate to 3,754,080 Existing Ordinary Shares (representing approximately 0.41 per cent. of the issued share capital of the Company).

Yours faithfully

Jonathan Bulkeley
Chairman




Part II
Further details of the Consolidation

1. Consolidation

The Consolidation will be effected by means of the Resolution set out in the notice of EGM. If the Resolution is passed, in respect of each holding of Existing Ordinary Shares as shown in the register of members of the Company as at the Record Date, every 1,000 Existing Ordinary Shares will be consolidated into one New Ordinary Share.

In accordance with regulation 5.2 of the Articles, no Shareholder will be entitled to a fraction of a New Ordinary Share arising from the Consolidation. Fractional entitlements will be aggregated and sold for the best price reasonably obtainable as soon as practicable following Admission, for the benefit of those Shareholders who would otherwise have been entitled to them. Notwithstanding the Articles, part i) of the Resolution provides that a due proportion of the proceeds (net of all costs and expenses) will be paid to each Shareholder concerned, unless such net proceeds are less than GBP3 per entitled Shareholder, in which case the net proceeds of such sale shall be retained for the benefit of the Company.

Any monies payable to Shareholders in respect of fractional entitlements arising from the Consolidation are expected to be sent to the Shareholders entitled thereto by Monday 7 April 2003.

Any issue as to what constitutes a "holding" for these purposes will be determined by the Directors in their absolute discretion. It is intended that holdings in a CREST account and a non-CREST account in the same name or holdings where the name and address of the person concerned are not identical in all respects in the register of members of the Company will be treated as separate holdings. It is likely that if you receive more than one copy of this document you will be treated as having more than one holding for these purposes.

The Consolidation will not adversely affect the rights of Shareholders in any way. The New Ordinary Shares will have the same rights as the Existing Ordinary Shares, including proportionate dividend, voting and other rights.

In order to reflect the Consolidation of the Company's issued share capital, every 1,000 unissued Existing Ordinary Shares as at the Record Date will be consolidated into one New Ordinary Share. Fractions of New Ordinary Shares will not be created and the capital of the Company will be diminished by the cancellation of such fractions.

The rights of Optionholders and holders of Convertible Bonds and/or Warrants will be adjusted in accordance with the existing terms of the Option Schemes, Convertible Bonds and Warrants (respectively) to take account of the Consolidation.




2. Listing, settlement and dealings

The Consolidation is conditional on permission being granted for the New Ordinary Shares to be admitted to the Official List and to be traded on the London Stock Exchange's market for listed securities and such permission not having been withdrawn prior to the creation of the New Ordinary Shares.

It is expected that dealings in and settlement in CREST of the Existing Ordinary Shares will continue until the close of business on the Record Date, when, in the case of shares held in certificated form, the register of members will be closed for transfers. The registration of uncertificated holdings in respect of Existing Ordinary Shares will be disabled on Admission.

It is expected that Admission of the New Ordinary Shares to the Official List will become effective and that dealings in the New Ordinary Shares on the London Stock Exchange will commence on Monday 31 March 2003.

Shareholders who hold their Existing Ordinary Shares in uncertificated form are expected to have their CREST accounts credited with the New Ordinary Shares on Monday 31 March 2003 or as soon as practicable after Admission. Certificates for the New Ordinary Shares will be despatched to Shareholders who hold their Existing Ordinary Shares in certificated form on Monday 7 April 2003.

Temporary documents of title will not be issued. Certificates in respect of Existing Ordinary Shares will no longer be valid from Admission and should be destroyed upon receipt of certificates in respect of the New Ordinary Shares. Pending despatch of definitive share certificates, transfers of New Ordinary Shares held in certificated form will be certified against the register.

All documents and remittances will be sent by pre-paid first class post to Shareholders at their registered addresses (or, in the case of joint Shareholders, to the registered address of the holder whose name appears first in the register in respect of such joint holding) at their risk.




3. UK taxation

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. They summarise advice received by the Directors as to the position of Shareholders who are resident and ordinarily resident in the UK for tax purposes and who hold their Existing Ordinary Shares as an investment.

The Consolidation will be treated as a reorganisation of the share capital of the Company for the purposes of the taxation of chargeable gains. Accordingly, New Ordinary Shares held by a Shareholder will be treated as the same asset as the Existing Ordinary Shares previously held by the Shareholder, so that the aggregate base cost and any accrued indexation allowance will be unchanged. For Shareholders who are not companies, indexation allowance has been replaced by taper relief which reduces the proportion of chargeable gains realised on the disposal of a holding according to how long the shares have been held.

The sale, on behalf of relevant Shareholders, of fractional entitlements to New Ordinary Shares resulting from the Consolidation will, strictly, constitute a part disposal of each relevant Shareholder's Existing Ordinary Shares for a consideration equal to the proceeds received. However, the Company has been advised that, because the amounts involved are so small, the current Inland Revenue practice is not to treat the sale as a part disposal but, instead, to deduct the proceeds of sale from the base cost, for capital gains tax purposes, of the relevant Shareholder's New Ordinary Shares.

The above description of taxation is general in character. If you are in any doubt as to your tax position, you should consult an appropriate professional adviser without delay.




4. Overseas Shareholders

Shareholders who are citizens, residents or nationals of jurisdictions outside the UK should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such Shareholder to satisfy himself/herself as to the full observance of the laws of the relevant jurisdiction in connection with the Consolidation, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

Any such Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Company and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such Shareholder for any such issue, transfer or other taxes which such person may be required to pay.

Under the terms of the deposit agreement with The Bank of New York and the terms of the ADSs, New Ordinary Shares will replace Existing Ordinary Shares as the securities held in deposit by The Bank of New York. Each existing ADS currently represents 250 Existing Ordinary Shares and it is intended that this same ratio will apply after the Consolidation, so that effectively one new ADS will represent 250,000 Existing Ordinary Shares. The Bank of New York will call for surrender of outstanding ADSs and will issue new ADSs evidencing whole new ADSs and describing the New Ordinary Shares. In lieu of delivering fractional ADSs, the Bank of New York will sell the amount of ordinary shares represented by the aggregate of such fractions, convert the net sales proceeds to US dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional ADSs that would otherwise be delivered to such holders.




Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of QXL ricardo plc (the "Company") will be held at the Express by Holiday Inn
(London-Hammersmith), 124 King Street, Hammersmith, London W6 0QU at 10.00 am on Friday 28 March 2003 to consider and, if thought fit, to pass the following resolution as a special resolution of the Company:


Special Business

That, conditional upon permission being granted for the New Ordinary Shares (as defined below) to be admitted to the Official List of the United Kingdom Listing Authority and to be traded on the London Stock Exchange's market for listed securities ("Admission"), and such permission not having been withdrawn prior to the creation of the New Ordinary Shares:

i) in respect of each holding of ordinary shares of 0.1p nominal value ("Existing Ordinary Shares") in the capital of the Company in issue as shown in the register of members of the Company as at the close of business on Friday 28 March 2003 (the "Record Date") (any issue as to what constitutes a "holding" for these purposes being determined by the Directors in their absolute discretion), every 1,000 Existing Ordinary Shares shall be consolidated into one new ordinary share of GBP1 nominal value (each a "New Ordinary Share"), provided that no shareholder in the Company (a "Shareholder") shall be entitled to a fraction of a New Ordinary Share and all fractional entitlements to New Ordinary Shares arising from such consolidation (the "Consolidation") shall, so far as possible, be aggregated into New Ordinary Shares and, as soon as practicable following Admission, sold for the best price reasonably obtainable and the aggregate proceeds (net of costs and expenses) shall be paid to the Shareholders who would otherwise have been entitled to such fractional entitlements in the proportion which their fractional entitlements bears to the number of New Ordinary Shares sold, unless such net proceeds are less than GBP3 per entitled Shareholder, in which case the net proceeds of such sale shall be retained for the benefit of the Company; and

ii) every 1,000 authorised but unissued Existing Ordinary Shares in the capital of the Company as at the Record Date be and is hereby consolidated into one New Ordinary Share, provided that any fractions arising from such consolidation shall be cancelled.

By order of the Board

Tom Parkinson
Company Secretary

Registered Office
Landmark House
Hammersmith Bridge Road
London W6 9EJ


27 February 2003


Notes

1. As provided by Regulation 41 of the Uncertificated Securities Regulations 2001, only those Shareholders registered in the register of members of the Company as at 6.00 pm on 26 March 2003 shall be entitled to attend and vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 26 March 2003 shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.

2. A Form of Proxy is enclosed for use in connection with the Extraordinary General Meeting to which this notice relates and any adjournment thereof. A Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Shareholder of the Company. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Extraordinary General Meeting in person.

3. To be effective the Form of Proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power of authority), must be received at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, 48 hours before the time for holding the meeting or any adjournment thereof or (in the case of a poll taken otherwise than at the Extraordinary General Meeting or any adjournment thereof) for the taking of the poll at which it is to be used.




Form of Proxy

For use at the Extraordinary General Meeting of QXL ricardo plc to be held at the Express by Holiday Inn (London-Hammersmith), 124 King Street,
Hammersmith, London W6 0QU at 10.00 am on Friday 28 March 2003 (or at any adjournment thereof)

I/We (Block capitals please) .................................................

Of ...........................................................................

being (a) Shareholder(s) of the Company entitled to vote at general meetings of the Company hereby appoint the Chairman of the Meeting or
(see note 1 below) ...........................................................

to act as my/our proxy and to vote as directed (or in the event that no direction is given, to vote at his or her discretion) on my/our behalf at the Extraordinary General Meeting to be held at the Express by Holiday Inn (London-Hammersmith), 124 King Street, Hammersmith, London W6 0QU at 10.00 am on Friday 28 March 2003 or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolution set out in the notice of Extraordinary General Meeting as follows:

Special resolution                          For                  Against
To consolidate the Company's share capital

Please indicate with an "X" in the appropriate space how you wish your vote to be cast. If you do not indicate how you wish your proxy to vote, the proxy will vote, or abstain from voting, as he/she thinks fit.

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, so as to be received not less than 48 hours before the time of the Extraordinary General Meeting, or any adjournment thereof.

Dated.................................. 2003

Signed......................................
(or Common Seal)

Notes
1. A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A Shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a Shareholder of the Company. The completion and return of the Form of Proxy will not preclude a Shareholder from attending the Extraordinary General Meeting, or at any adjournment thereof, and voting in person if they so wish.

2. In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Extraordinary General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the register of members shall alone be entitled to vote.

3. In the case of a corporation, the Form of Proxy must be given under its common seal or under the hand of a duly authorised officer or attorney.

4.To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) and must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not less than 48 hours before the time of the Extraordinary General Meeting, or any adjournment thereof.

5. Any alterations made to the Form of Proxy must be initialled.



Business Reply Service
Licence No. SEA 10846

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX
BN99 6ZL







                                QXL RICARDO PLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                         Page
  Report of Independent Accountants                                      F-1
  Consolidated Profit and Loss Account for the periods ended             F-2
     March 31, 2002, 2001 and 2000
  Consolidated Statement of Total Recognised Gains and Losses for the    F-3
     periods ended
  March 31, 2002, 2001 and 2000
  Consolidated Balance Sheets for periods ended March 31, 2002 and       F-4
     2001
  Consolidated Cash Flow Statement for the periods ended                 F-5
     March 31, 2002, 2001 and 2000
  Principal Accounting Policies for the periods ended March 31, 2002,    F-6
     2001 and 2000
  Notes to the Financial Statements for the periods ended March 31,      F-9
     2002, 2001 and 2000





REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of QXL ricardo plc:

We have audited the accompanying consolidated balance sheets of QXL ricardo plc and its subsidiaries as of March 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements and statements of total recognised gains and losses for the three years ended March 31, 2002 which, as described in the principal accounting policies, have been prepared on the basis of accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of QXL ricardo plc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QXL ricardo plc and its subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of loss for the financial year expressed in pounds sterling for each of the three years in the period ended March 31, 2002, and the determination of equity shareholders' funds at March 31, 2002 and 2001 to the extent summarized in Note 33 to the consolidated financial statements.


/s/ PricewaterhouseCoopers


London, England
May 30, 2002







                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                          Notes  Year ended   Year ended       Year    Year ended    Year ended        Year       Year
                                  March 31,    March 31,      ended     March 31,     March 31,       ended      ended
                                       2002         2002      March          2001          2001   March 31,      March
                                  Excluding  Exceptional   31, 2002     Excluding   Exceptional  2001 Total   31, 2000
                                Exceptional        Items      Total   Exceptional         Items                  Total
                                      Items                                 Items
                                    GBP'000      GBP'000    GBP'000       GBP'000       GBP'000     GBP'000    GBP'000

  Turnover                    1      5,415             -     5,415         15,055             -      15,055      6,892
  Cost of sales               2       (540)            -      (540)      (12,402)             -    (12,402)    (6,151)
  Gross profit                       4,875             -     4,875          2,653             -       2,653        741
  Distribution costs        2,3    (27,322)      (4,508)   (31,830)      (43,384)      (72,948)   (116,332)   (44,128)
  Administrative            2,3    (10,627)      (3,064)   (13,691)      (25,051)       (3,539)    (28,590)   (25,044)
  expenses
  Net operating                    (37,949)      (7,572)   (45,521)      (68,435)      (76,487)   (144,922)   (69,172)
  expenses
  Operating loss            2,4    (33,074)      (7,572)   (40,646)      (65,782)      (76,487)   (142,269)   (68,431)
  Share of operating loss of joint venture                        -                                 (3,417)         -
  Loss on ordinary activities before                       (40,646)                               (145,686)   (68,431)
  interest
  Interest receivable         7                                989                                    2,874      1,777
  and similar income
  Interest payable and        8                               (273)                                   (333)       (13)
  similar charges
  Loss on ordinary activities before                       (39,930)                               (143,145)   (66,667)
  taxation
  Tax on loss on ordinary     9                                   -                                       -          -
  activities
  Loss on ordinary activities after                        (39,930)                               (143,145)   (66,667)
  taxation
  Equity minority interests                                   2,000                                    4,105          -
  Loss for the                                             (37,930)                               (139,040)   (66,667)
  financial year
  Dividend and               10                                   -                                       -    (2,112)
  appropriations -
  non-equity
  Retained loss for the financial year                     (37,930)                               (139,040)   (68,779)

  Loss per ordinary share
  - basic and diluted        12                              (5.3)p                                 (30.0)p    (23.8)p



There is no differences between the loss on ordinary activities before taxation and the retained loss for the period stated above and their historic cost equivalents.

All activities are continuing operations.



The accompanying notes are an integral part of these consolidated financial statements.





          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                                    Year ended March 31, 2002    Year ended March 31, 2001   Year ended March 31, 2000
                                                      GBP'000                      GBP'000                     GBP'000
  Loss attributable to                               (37,930)                    (139,040)                    (68,779)
  shareholders
  Exchange adjustments offset to                        (233)                          170                         341
  reserves
  Total recognised loss for the                      (38,163)                    (138,870)                    (68,438)
  year
  Prior year adjustment*                                    -                        9,125                           0
  Total recognised losses since                      (38,163)                    (129,745)                    (68,438)
  last annual report


*The prior year adjustment related to an adjustment in respect of National Insurance on share option following the publication of UITF 25. This resulted in the loss for the year ended 31 March 2000 being reduced by GBP 9,125,000: the year ended 31 March 2001 was affected by the same amount.




The accompanying notes are an integral part of these consolidated financial statements.





                          CONSOLIDATED BALANCE SHEETS
                         AS OF MARCH 31, 2002 and 2001

                                      Notes   March 31, 2002    March 31, 2001
                                                     GBP'000           GBP'000
  Fixed assets
  Intangible assets                      13          10,727             23,955
  Tangible assets                        14           1,050              6,337
  Investments                            15              25                232
                                                     11,802             30,524
  Current assets
  Stock                                  17              34                295
  Debtors - due after more than          18             321                321
  one year
  Debtors - due within one year          18           3,335              7,580
  Cash at bank and in hand               19          14,093             24,285
                                                     17,783             32,481
  Creditors: amounts due within          20          (5,200)          (13,381)
  one year
  Net current assets                                 12,583             19,100
  Total assets less current                          24,385             49,624
  liabilities
  Creditors: amounts falling due         21             (91)             (413)
  after one year
  2% Convertible Bonds due 2004          22         (14,632)           (5,011)
  Provisions for liabilities and         23                -                 -
  charges
  Net assets                                          9,662             44,200

  Capital and reserves
  Called up share capital                24             837                635
  Share premium account                  26         225,637            218,856
  Merger reserve                         26           9,137              9,137
  Profit & loss account                  26        (225,216)         (187,053)
  Total equity shareholders' funds       27          10,395             41,575
  Equity minority interests                            (733)             2,625
  Capital employed                                    9,662             44,200




The accompanying notes are an integral part of these consolidated financial statements.




                        CONSOLIDATED CASH FLOW STATEMENT
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                                                                Notes   31 March 2002    31 March 2001   31 March 2000
                                                                              GBP'000          GBP'000         GBP'000
  Net cash outflow from operating activities                       30        (24,468)         (56,004)        (28,954)
  Returns on investments and servicing of finance
  Interest received                                                            1,005             2,715           1,590
  Interest paid                                                                   (3)             (25)             (7)
  Issue costs of non-equity shares                                                  -                -         (1,283)
  Issue costs of 2% Convertible Bond                                                -            (241)               -
  Net cash inflow from returns on investment and servicing                     1,002             2,449             300
  of finance
  Capital expenditure and financial investment
  Purchase of tangible fixed assets                                             (301)          (2,417)         (7,718)
  Sale of tangible fixed assets                                                   92                 -               -
  Net cash outflow for capital expenditure and financial                        (209)          (2,417)         (7,718)
  investment
  Acquisitions
  Net cash balances acquired with subsidiaries                                      -           11,214               -
  Payments to acquire trades or businesses                                          -         (12,261)         (1,027)
  Net cash outflow for acquisitions                                                 -          (1,047)         (1,027)
  Cash outflow before management of liquid resources* and                    (23,675)         (57,019)        (37,399)
  financing
  Management of liquid resources
  Reduction/(increase) in short-term deposits with banks                      13,042            56,125        (69,167)
  Financing
  Gross receipts from issuing shares and warrants                              4,341               603         116,535
  Issue costs of equity shares and warrants                                     (570)          (1,667)         (7,832)
  Capital element of finance lease repaid                                       (253)            (294)           (199)
  Gross receipts from issue of 2% Convertible Bonds                           10,000             5,000               -
  Net cash inflow from financing                                              13,518             3,642         108,504
  Increase in cash in the year                                     30          2,885             2,748           1,938



* Liquid resources comprise short-term deposits with banks, which mature within 12 months from the date of inception.




The accompanying notes are an integral part of these consolidated financial statements.




                         PRINCIPAL ACCOUNTING POLICIES
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies is set out below.

Basis of accounting
The financial statements have been prepared under the historical cost convention and on a going concern basis.

Basis of consolidation
The consolidated profit and loss account and balance sheet include the financial statements of the Company and its subsidiary undertakings made up to the year end. The results of subsidiaries acquired are included in the consolidated profit and loss account from the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On the acquisition of a subsidiary, all of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses that arise after the Group has gained control of the subsidiary are charged to the post acquisition profit and loss account or statement of total recognised gains and losses.

The Company has complied with the merger relief provisions of Section 131 of the Companies Act 1985 and accordingly has credited the premium arising on the issue of shares in the year ended March 31, 2001 to the former owners of Idefi SA to the merger reserve.

FRS 18 - Accounting policies
FRS 18 "Accounting Policies" has been adopted in the year to March 31, 2002; this did not require any change in accounting policies. FRS18 requires the Company to adopt the accounting policies most appropriate to its particular circumstances for the purpose of giving a true and fair view. It also requires sufficient information to be disclosed in the financial information to enable users to understand the accounting policies adopted and how they have been implemented. The board have undertaken a review of the accounting policies and are satisfied that the most appropriate accounting policies have been adhered to.

Turnover
Turnover represent amounts receivable for merchandise, advertising revenue and services net of VAT, returns and refunds.

Agency-based auctions
When the Group acts as agent, it recognises listing and related fees on listing of an item for auction and success fees and any other relevant commission on the completion of the auction.

Principal-based auctions
When the Group acts as principal, it recognises income once payment is received or authorised and merchandise has been despatched.

Intangible fixed assets
Intangible fixed assets are included at cost or fair value on acquisition. Amortisation is calculated to write off the cost of intangible assets on a straight line basis over their expected useful economic life. The useful economic life is estimated with reference to the period over which each asset is estimated to be capable of earning revenue. The carrying value of intangible assets is assessed annually and any impairment value is charged to the profit and loss account.

Goodwill
Goodwill arising on consolidation represents the excess of the fair value of the consideration paid over the fair value of the identifiable assets acquired. Goodwill arising on each acquisition is annually reviewed separately for impairment, and where appropriate, charged to the profit and loss account.

Capitalised goodwill is amortised on a straight-line basis over its expected useful economic life. The expected useful economic life is up to 39 months from the date of acquisition based on future expected earnings.




                         PRINCIPAL ACCOUNTING POLICIES
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

Tangible fixed assets
Tangible fixed assets are stated at cost or fair value on acquisition less depreciation. Depreciation is provided at rates calculated to write off the cost less the estimated residual value of each asset over its expected useful economic life. The residual value is estimated taking into account obsolescence, technological developments and expected proceeds on disposal. The principle annual rates for this purpose are:

* Furniture and Office Equipment at 33% per annum on a straight-line basis.
* Computer Systems and Equipment (including computer servers) at 25% or 33% per annum on a straight-line basis.
* Internal and External Computer Software at 33% or 50% per annum on a straight-line basis.

The Group selects its depreciation rates carefully and reviews them regularly to take into account any changes in circumstances. When setting useful economic lives, the principle factors the Group takes into account are the expected rate of technological developments, expected markets requirements for the equipment and the intensity at which the assets are to be used. The carrying value of tangible fixed assets is assessed annually and any impairment is charged to the profit and loss account.

The Group also capitalises directly identifiable bought in services and own staff costs incurred in establishing its websites and other internal software development costs incurred up to the date that the asset is brought into use. Capitalised projects must have a measurable economic viability in their own right. Amounts capitalised are written down over their expected useful economic lives on a straight-line basis at rates between 6.25% and 12.5% per month.

Development expenditure
Development expenditure includes expenses incurred by the Group to develop and improve the current functionality of the Group's websites. Development costs are expensed through administrative costs as incurred except where, as described above, separately identifiable expenditure has been incurred on bringing specific projects into use.

Finance leases
Where assets are financed by leasing agreements that give rights and obligations approximating to ownership, the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term. The corresponding lease commitments are shown as obligations to the lessor. Lease payments are split between capital and interest elements using the annuity method. Depreciation on the relevant assets and interest are charged to the profit and loss account.

Operating leases
Amounts payable under operating leases are charged to profit and loss on a straight-line basis over the lease term.

Stock
Stock is valued on a first-in-first-out basis and is stated at the lower of cost and net realisable value.

Convertible Bonds
Convertible Bonds, which are convertible at the option of the holder, are stated at net proceeds after deducting issue costs. The interest due on the bonds is charged to the profit and loss account on a monthly basis over the expected life of the bond on the assumption that the bonds will not be converted. The initial carrying value of the bonds is determined by reference to the initial proceeds and the market value of the associated warrants.

Warrants issued in association with the Convertible Bonds
The warrants are stated separately from the bonds and are included as part of shareholders' funds. The warrants are valued based on the market price of the Company's ordinary shares at the time of issue taking into account the exercise price of the warrants.

Issue and finance costs
Issue costs relating to debt are recognised in the profit and loss account on a systematic basis taking into account the terms of the outstanding obligations.




                         PRINCIPAL ACCOUNTING POLICIES
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

Foreign currency transactions
Assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction.

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, and results of foreign subsidiaries are translated at the average rate of exchange ruling throughout the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies are taken to reserves and reported in the statement of total recognised gains and losses.

All other exchange differences are taken to the profit and loss account as they arise.

Related party transactions
Financial Reporting Standard 8, 'Related Party Transactions', requires the disclosure of the details of material transactions between the reporting entity and related parties. The Company has taken advantage of exemptions under Financial Reporting Standard 8 not to disclose transactions between Group companies.

Stock compensation
The Company charges the difference between the fair value of the Company's ordinary shares at grant date and the exercise price of the options to the profit and loss account on a straight-line basis over their vesting period.

National Insurance
Employers' National Insurance Contributions become payable on exercise of unapproved share options issued after 5 April 1999 on the difference between the market value of the Company's ordinary shares at the date of exercise and the exercise price of the underlying options. Provision for this liability is made based upon the market value of options at the balance sheet date and spread over the vesting period of the options.

With effect from 1 January 2001, all options granted to UK employees under the Unapproved Employee Share Option Scheme have been granted on the basis that the employee is liable for the employer's National Insurance
Contributions.

Pension costs
The Group pays defined contributions to personal money purchase pension schemes for some employees. The charge in the financial statements represents contributions payable in the year.

Deferred tax
The Group has adopted FRS19 in these financial statements. Deferred taxation arises as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more, or a right to pay less taxation in future. The deferred tax liability that is the result of timing differences is recognised in full. Deferred tax assets are only recognised to the extent that, on the basis of all available evidence, they are recoverable. Deferred tax assets and liabilities recognised have not been discounted.

Financial instruments
The Group's financial assets and liabilities are recorded at historical cost, other than the net assets and liabilities of subsidiaries, which are translated into sterling at rates of exchange at the balance sheet date.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

1 Segmental reporting

                                                March 31, 2002     March 31, 2001   March 31, 2000
                                                       GBP'000            GBP'000          GBP'000
  Turnover
  United Kingdom                                         1,498              6,242            6,892
  Europe                                                 3,917              8,813
                                                         5,415             15,055            6,892
  (Loss) before tax before exceptional items
  United Kingdom                                       (13,622)          (37,388)         (31,023)
  Europe                                               (18,736)          (29,270)
                                                       (32,358)          (66,658)         (31,023)
  (Loss) before tax after exceptional items
  United Kingdom                                       (16,148)          (35,010)         (66,667)
  Europe                                               (23,782)         (108,135)
                                                       (39,930)         (143,145)         (66,667)
  Net assets
  United Kingdom                                        (3,781)            14,636           79,605
  Europe                                                13,443             29,564
                                                         9,662             44,200           79,605


In the period under review materially all turnover and loss by origin and destination was generated from the single activity of providing online auctions. There are no material difference between turnover by origin and turnover by destination.


2 Net operating expenses analysis

                                                    March 31, 2002             March 31, 2001           March 31, 2000
                                                           GBP'000                    GBP'000                  GBP'000
  Sales and marketing                                       17,655                     29,117                   21,709
  Exceptional goodwill impairment                            4,508                     72,948                        -
  Goodwill amortisation - sales and                          9,667                     14,267                   22,419
  marketing
  Distribution costs                                        31,830                    116,332                   44,128
  General and administrative                                 5,500                      9,977                    4,871
  Exceptional development expenditure                             -                         -                   10,794
  Goodwill amortisation - technology and                    (1,817)                     2,037                        -
  development (see note 16)
  Exceptional fixed asset impairment                         2,526                          -                        -
  Exceptional goodwill impairment -                               -                     4,993                        -
  technology and development
  Technology and development                                 7,041                     13,060                    6,816
  National insurance on options                                   -                   (2,378)                    2,432
  Provision for irrecoverable VAT                              538                          -                        -
  Restructuring costs                                             -                       924                        -
  Share based compensation                                     (97)                      (23)                      131
  Administrative expenses                                   13,691                     28,590                   25,044






                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


3 Exceptional items

                                      Note          March 31, 2002             March 31, 2001           March 31, 2000
                                                           GBP'000                    GBP'000                  GBP'000
  Distribution costs
  Goodwill impairment provision        (i)                   4,508                     72,948                   22,418

  Administration expenses
  Goodwill impairment provision                                   -                     4,993                        -
  Development of 'World of                                        -                         -                   10,794
  Antiques'
  Provision for irrecoverable VAT     (ii)                     538                          -                        -
  National Insurance provision       (iii)                        -                   (2,378)                    2,432
  Fixed asset impairment              (iv)                   2,526                          -                        -
  Restructuring costs                                             -                       924                        -
                                                             3,064                      3,539                   13,226




(i)    Goodwill impairment provision

Note 16 details the goodwill that has arisen on the investment in subsidiary undertakings during the year.

UK GAAP prescribes that the carrying value of goodwill should be no more than the higher of its value in use and its net realisable value.

Most of the goodwill on the consolidated balance sheet has been attributable to the market value of the Company's shares when they were issued as consideration for acquisitions in previous years. The net realisable value of goodwill, which arose on acquisition, has therefore been reviewed in light of significant decreases in the prices of the Company's shares and of shares for companies in the internet sector in general. Value in use has been calculated using the present value of discounted projected cash flows. A discount rate of 22% was used which was the risk free discount rate adjusted for uncertainties of future earnings.

Having considered these tests, the carrying value of goodwill has been impaired primarily based on its value in use.

The carrying value of goodwill on the consolidated balance sheet is being amortised over periods of up to 39 months from the date of acquisition.


(ii)   Provision for irrecoverable VAT

During the year ended March 31, 2002, the Company incurred an exceptional provision for irrecoverable VAT of GBP 538,000 relating to a dispute with the VAT authorities in France.


(iii)  National Insurance provision

In the year ended March 31, 2001, the provision for potential National Insurance liabilities made in previous years was reversed as a result of the decrease in the Company's share price. Due to the further decrease in the Company's share price and changes made to the Company's share option schemes, no provision was necessary in the year ended March 31, 2002.


(iv)   Fixed asset impairment

UK GAAP prescribes that if the Directors consider that their assets are impaired that they should be carried at their recoverable amount, being the higher of net realisable value and value in use. A review of the Group's fixed assets has resulted in an exceptional fixed asset impairment of GBP 2.5 million. This related to a review of the realisable value of computing assets and a write down of certain software including a purchased billing system which had caused problems with the timeliness of invoicing during the year in some countries and which has since been replaced.



                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


4 Operating loss

                                     March 31, 2002     March 31,    March 31,
                                                             2001         2000
                                            GBP'000       GBP'000      GBP'000
  The operating loss is stated
  after charging
  Exchange gains                              (599)          (67)          478
  Amortisation of intangible                 8,340         16,304          152
  fixed assets
  Exceptional write off of                   4,508         77,941       22,418
  goodwill
  Depreciation of tangible fixed             2,147          5,814        1,475
  assets - owned assets
  Depreciation of tangible fixed               521            198           64
  assets - under finance leases
  Fixed asset impairment                     2,526              -            -
  Loss on disposal of fixed assets             265              -           17
  Operating lease rentals - land             1,272            384          241
  & buildings
  Auditors' remuneration - audit               196            102           50
  (Company: GBP78,000)
  Auditors' remuneration - other               343            141          341
  services*
  Development expenditure                    2,521          5,530        2,840
  (excluding exceptional item in
  note 3)



* In addition to these amounts, fees of GBP291,000 were also charged by PricewaterhouseCoopers in connection with the Company's obligations to report in accordance with raising additional funding and has been capitalised as share issue costs.


5 Directors and employees

The average monthly number of persons (including directors) employed by the Group during the year was

                              March 31, 2002   March 31, 2001   March 31, 2000
                                     Number            Number           Number
  Sales and marketing                  208                211               59
  Technical                             25                 87               17
  General and                           24                 85               32
  administration
                                       257                383              108


  Staff costs for the       March 31, 2002     March 31, 2001   March 31, 2000
  above persons                     GBP'000           GBP'000          GBP'000

  Wages and salaries                10,810              9,363            2,647
  Charge for share awards                0                  0              175
  Social security costs              1,063              1,442              273
  National Insurance on                  0                  0            2,432
  share options
  Pension costs*                       308                243                9
                                    12,182             11,048            5,536


* The Group contributes to a defined contribution personal pension scheme for certain of its employees.





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


6 Directors' emoluments

                                                                                Total          Total          Total
                                                                         remuneration   remuneration   remuneration
                                                                            excluding      excluding      excluding
                                                                             pensions       pensions       pensions
                               Basic                                        March 31,      March 31,      March 31,
                              salary     Bonus   Benefits(1)      Fees           2002           2001           2000
  Directors' remuneration    GBP'000   GBP'000       GBP'000   GBP'000        GBP'000        GBP'000        GBP'000
  J B Bulkeley (Chairman)          -         -             -        15             15             15              7
  J M Rose (2)                   230        15             2         6            253            211            175
  M X Zaleski                     98         -             1         -             99              -              -
  R S Dighero                    163         -             1         -            164            112             61
  S M A Laurent (3)              115         -             1         -            116            111             61
  P D Englander                    -         -             -        15             15             15              7
  T P Power                        -         -             -         2              2              -              -
  P U Sederowsky (4)               -         -             -        25             25             18              -
  A N Singer (5)                   -         -             -         -              -              -              -
  Mr T D A Jackson (6)             -         -             -         -              -              -             20
  Mr F Tison (7)                   -         -             -         -              -              -              2

  Total                          606        15             5        63            689            482            333



(1) Directors' benefits comprise permanent health insurance and life assurance.

(2) Mr Rose resigned from his position as Chief Executive Officer on November 9, 2001 but has remained on the Board as a non-executive director. He has continued (and will continue) to receive cash and non-cash benefits under the terms of his contract of employment for the period to June 13, 2002. The figures above include the estimated money value of these benefits to Mr Rose for the period up to March 31, 2002 but not the period since that date which total approximately GBP 71,000. All these payments have been fully provided for in the Company's accounts for the period to March 31, 2002 on the basis that the company has received substantially all of the benefits provided by Mr Rose's executive contract by that date.

(3) Mr Laurent resigned as a director on December 31, 2001 but has continued (and will continue) to receive cash and non-cash benefits under the terms of his contract of employment for the period to December 12, 2002. The figures above do not include the estimated money value of these benefits to Mr Laurent for the period since the date of his resignation, which total approximately GBP 149,000 (and of which approximately GBP 113,000 relates to the financial year ending March 31, 2003). All these payments have been fully provided for in the Company's accounts for the period to March 31, 2002 on the basis that the company has received substantially all of the benefits provided by Mr Laurent's executive contract by that date.

(4) Mr Sederowsky resigned as a director on February 5, 2002 but is entitled to receive an amount equivalent to the fees payable under his letter of appointment for the six-month period following his date of resignation. The figures above do not include the amounts payable to Mr Sederowsky for this period, which total GBP 15,000 (of which approximately GBP 10,000 relates to the financial year ending March 31, 2003.

(5) Mr Singer resigned as director on February 5, 2002.

(6) Mr Jackson resigned as director on March 26, 2000.

(7) Mr Tison resigned as director on November 25, 1999. NOTES TO THE




                              FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                             Payments made     Payments made     Payments made
                              into a money      into a money      into a money
                           purchase scheme   purchase scheme   purchase scheme
                            March 31, 2002    March 31, 2001    March 31, 2000
  Directors' pension             GBP 000's         GBP 000's         GBP 000's
  entitlements

  J M Rose (1)                          10                 4                 -
  M X Zaleski                            4                 -                 -
  R S Dighero                            8                 4                 1
  S M A Laurent (2)                      5                 2                 -
  T D A Jackson                          -                 -                12

                                        27                10                13



(1) Payments into a money purchase scheme have continued (and will continue) to be made on behalf of Mr Rose since his resignation as Chief Executive Officer under the terms of his contract of employment for the period to 13 June 2002. The figures above include the value of these benefits to Mr Rose for the period up to March 31, 2002 but not the period since that date which total approximately GBP 2,000. All these payments have been fully provided for in the Company's accounts for the period to March 31, 2002.

(2) Payments into a money purchase scheme have continued (and will continue) to be made on behalf of Mr Laurent under the terms of his contract of employment for the period up to 12 December 2002. The figures above do not include the value of these benefits to Mr Laurent for the period since the date of his resignation which total approximately GBP 7,000 (and of which approximately GBP 5,000 relates to the financial year ending March 31,
    2003).
    All these payments have been fully provided for in the Company's accounts for the period to March 31, 2002.


7 Interest receivable and similar income

All interest receivable and similar income consisted of interest earned on bank and money market deposits.


8 Interest payable and similar charges

                          March 31, 2002      March 31, 2001    March 31, 2000
                                 GBP'000             GBP'000           GBP'000
  Finance leases                      21                  52                 -
  Interest and issue                 252                 253                 7
  costs on 2%
  Convertible Bonds
  Bank loans and                       -                  28                 -
  overdrafts
                                     273                 333                 7





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


9 Taxation

No taxation charge has arisen for the year. The Group has accumulated estimated tax losses of at least GBP 120 million, (2001: GBP 100 million; 2000: 43.7 million) available to carry forward and offset against future trading profits. This represents an unprovided deferred tax asset of at least GBP 36 million, (2001: GBP 30 million; 2000: GBP 13 million). Included within this balance are delayed capital allowances of GBP9 million (2001: GBP 2 million; 2000: GBP 142,000).

The tax for the period is different from the average rate of corporation tax for the Group. The differences are explained below:

                           March 31, 2002      March 31, 2001   March 31, 2000
                                  GBP'000             GBP'000          GBP'000
  (Loss)/profit on               (39,930)           (143,145)         (66,667)
  ordinary activities
  before tax
  Tax on the above at            (11,979)            (42,944)         (20,000)
  average rate for the
  group (30%)

  Effect of:

  Deferred tax asset               6,060               17,000           13,000
  not provided in
  respect of losses
  Expenses not                     5,919               25,944            7,000
  deducted for tax
  purposes
                                        -                   -                -



10 Dividend and appropriations

Non-equity dividends were appropriated as follows:

                             March 31, 2002    March 31, 2001   March 31, 2000
                                   GBP000's          GBP000's         GBP000's
  Series C preference                     -                 -              319
  dividend at 8% of
  subscribed amount
  Series D preference                     -                 -              510
  dividend at 8% of
  subscribed amount
  Appropriation for                       -                 -            1,283
  issue costs
                                          -                 -            2,112


In accordance with the Financial Reporting Standard 4, 'Capital Instruments', cumulative dividends and issue costs relating to preference shares were charged in the profit and loss account for the financial year ended March 31, 2000.


11 Loss for the year

As permitted by section 230(1) of the Companies Act 1985, the Company's profit and loss account has not been included in these financial statements. The Company's loss after taxation for the financial year was GBP 43,306,000 (2001: loss GBP 134,103,000; 2000: loss GBP 68,149,000)




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


12 Loss per ordinary share

                            March 31, 2002     March 31, 2001   March 31, 2000
                                   GBP'000            GBP'000          GBP'000
  Loss after taxation             (37,930)          (139,040)         (66,667)
  Less: appropriations                   -                  -          (2,112)
  for preference shares
  Loss attributable to            (37,930)          (139,040)         (68,779)
  ordinary shareholders
  Weighted average                 713,374            462,706          288,548
  number of shares
  Per share amount                   (5.3)             (30.0)           (23.8)
  (pence)


In accordance with UK GAAP the number of shares is based on the weighted average number of shares after taking account of the bonus issue on 6 April 2000.

The Company has share options, warrants and convertible bonds which are potential ordinary shares. However, the impact on the net loss of these potential ordinary shares is anti-dilutive.


13 Intangible fixed assets

                                         Goodwill            Other       Total
                                          GBP'000          GBP'000     GBP'000
  Cost at April 1, 2001                   140,139              631     140,770
  Goodwill arising on                       1,437                -       1,437
  acquisitions during the
  year (note 16)
  Fair value provision not                (1,817)                -     (1,817)
  utilised (note 16)
  March 31, 2002                          139,759              631     140,390
  Amortisation at April 1,                116,675              140     116,815
  2001
  Exceptional impairment                    4,508                -       4,508
  provision (note 3)
  Charge for the year                       7,849              491       8,340
  March 31, 2002                          129,032              631     129,663
  Net book value at March                  10,727                 -     10,727
  31, 2002
  Net book value at March                  23,464              491      23,955
  31, 2001





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


14 Tangible fixed assets

                              Furniture and    Computer systems     Internal computer     External computer      Total
                           office equipment       and equipment              software              software
                                                                          capitalised           capitalised
                                    GBP'000             GBP'000               GBP'000               GBP'000    GBP'000
  Cost at April 1, 2001                 676               8,479                 2,726                 1,364     13,245
  Exchange movement                    (12)                (43)                   (5)                  (16)       (76)
  Additions                              11                 120                     6                   164        301
  Disposals                           (186)               (204)                     0                     0      (390)
  March 31, 2002                        489               8,352                 2,727                 1,512     13,080
  Depreciation at                       285               3,780                 2,362                   481      6,908
  April 1, 2001
  Exchange movement                     (4)                (26)                   (5)                   (4)       (39)
  Charge for the year                    76               1,891                   292                   409      2,668
  Disposals                            (17)                (16)                     0                     0       (33)
  Impairment                              0               2,002                     0                   524      2,526
  March 31, 2002                        340               7,631                 2,649                 1,410     12,031
  Net book value at                     149                 721                    78                   102      1,050
  March 31, 2002
  Net book value at                     391               4,699                   364                   883      6,337
  March 31, 2001



Included within 'Computer systems and equipment' are assets held under finance leases, with a net book value of GBP 52,000 (2001: GBP 573,000). Depreciation charged during the year to these assets was GBP 521,000 (2001:
GBP 198,000).

An impairment provision was recorded in the current year to reflect computer systems and equipment to recoverable amount (see note 3)




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


15 Investments in Group undertakings

                            March 31, 2002     March 31, 2001    March 31, 2000
                                   GBP'000            GBP'000           GBP'000
  At April 1                           232                  -                 -
  Additions                             50                  -                 -
  Impairment provision               (257)            (1,384)                 -
  At March 31                           25                232                 -


The following subsidiary undertakings have been included in these consolidated financial statements using acquisition accounting:


  Name of            Country of         Ordinary shares       Book   Acquisitions   Disposal    Impairment        Book
  Undertaking        incorporation       held March 31,      value                               provision       value
                                                   2002      March                                           March 31,
                                                          31, 2001                                                2002
                                                           GBP'000        GBP'000    GBP'000       GBP'000     GBP'000
  QXL France Sarl    France                   100%               6                                                   6
  QXL GmbH           Germany                  100%           7,279          2,235                  (9,514)           -
  QXL Srl            Italy                     95%  1)           3                                     (3)           -
  QXL Nederland BV   Netherlands              100%               -                                                   -
  QXL Spain SL       Spain                    100%               2                                                   2
  QXL ricardo OY     Finland                  100%               5                                                   5
  QXL Sweden AB      Sweden                   100%               7                                     (7)           -
  QXL Marketing e    Portugal                 100%               -                                                   -
  Projectos Lda
  Quixell Ltd        UK                       100%               -                                                   -
  QXL.com Ltd        UK                       100%               -                                                   -
  QXL Auksjon        Norway                   100%             195                                   (195)           -
  Norge AS
  QXL Denmark ApS    Denmark                  100%             402                     (402)                         -
  QXL Sp zoo         Poland                   100%              38                                                  38
  (Under             Greece                      -               2                                                   2
  incorporation)
  Idefi SA           Luxembourg               100%               -                                                   -
  ibidlive NV        Netherlands               62%               -                                                   -
  ricardo.ch AG      Switzerland              100%  2)           -          2,638                    (784)       1,854
  Bidlet AB          Sweden                  99.6%           7,250                                 (3,939)       3,311
  ricardo.nl BV      Netherlands            100.0%  2)           -              1                                    1
  ricardo.de AG      Germany                 91.5%  3)       8,739             92                  (4,431)       4,400
  At March 31,                                              23,928          4,966       (402)     (18,873)       9,619
  2002



1) The other 5% is owned by Quixell Limited (UK)
2) Acquisition was made from ricardo.de AG
3) QXL ricardo plc holds 2.0% of ricardo.de AG's share capital directly, the remainder is held by its subsidiary QXL GmbH.

Investments are stated at cost less provisions for impairment. The principal activity of all the trading Group companies is the provision of internet auction related services.

QXL ricardo OY, QXL Nederland BV, QXL Marketing e Projectos Lda, Quixell Ltd and QXL Sweden AB were dormant.

QXL Nederland BV has a December year end. All other companies have March year ends.


Acquired subsidiaries

Note 16 discloses how investments have been treated in the Company's accounts and goodwill arising on acquisition has been calculated.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


16 Acquisitions

QXL ricardo plc has during the year reduced the minority shareholding in its subsidiaries, reassessed the provisional fair value of net assets acquired in prior year acquisitions and restructured the Group. The impact of these activities is described below.

ibidlive NV

At the time of the acquisition of the ibidlive NV the fair value of the acquired Company's liabilities was assessed and an additional liability recorded in the consolidated balance sheet. During fiscal year 2002 a further review has been performed and the fair value of the assets and liabilities has been confirmed, resulting in GBP1,817,000 of liabilities being reversed against the acquired goodwill. Since this goodwill had been fully impaired and was valued at zero at March 31, 2001 the reversed amount has been credited to the profit and loss account during the current financial year. The fair value as at acquisition of the net liabilities of ibidlive NV was GBP 823,000.

Idefi SA

For the year ended March 31, 2002, there has been no change in final fair value of the net assets acquired with Idefi SA. The fair value as at acquisition was nil.

Bidlet AB

For the year ended March 31, 2002, there has been no change in final fair value of the net assets acquired with Bidlet AB. The fair value as at acquisition was a net deficit of GBP 6,201,000.

ricardo.de AG

For the year ended March 31, 2002, there has been no change in final fair value of the net assets acquired for ricardo.de AG. The fair value as at acquisition was GBP 8,644,000. During the financial year QXL ricardo plc has increased its share of ricardo.de AG from 66.2% at March 31, 2001 to 91.5% at March 31, 2002.

On July 3, 2001 the Company issued 11,145,097 shares under certain exchange rights granted at the time of the acquisition, bringing the total Group interest in ricardo.de AG to 70%.

On December 6, 2001 the Company issued a further 60,841,970 shares under certain exchange rights granted at the time of the acquisition, bringing the total Group interest in ricardo.de AG to 91.5%.

ricardo.ch AG

On March 31, 2002 QXL ricardo plc acquired ricardo.ch AG from ricardo.de AG as part of the restructuring of the Group. The Group acquired 8.5% from the minority shareholders in ricardo.de AG which resulted in further goodwill of GBP 305,000.

ricardo.nl BV

On March 31, 2002 QXL ricardo plc acquired ricardo.nl BV from ricardo.de AG as part of the restructuring of the Group. The Group acquired 8.5% from the minority shareholders in ricardo.de AG which resulted in further goodwill of GBP 218,000.





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                                                  Book Value    Revaluation    Fair Value    Consideration    Goodwill
  Fair value table and calculation of                GBP'000        GBP'000       GBP'000          GBP'000     GBP'000
  goodwill

  ricardo.de AG
  Net assets:
  Tangible fixed assets                                  145              -           145
  Investments                                          1,284              -         1,284
  Debtors                                              2,350              -         2,350
  Cash at bank                                         2,600              -         2,600
  Creditors: amounts falling due within one          (1,179)              -       (1,179)
  year
  Net assets at December 6, 2001                       5,200              -         5,200
  Consideration satisifed by:
  Cash (all acquisition costs)
  Shares issued (11,145,097 at 4.5p) on July 3, 2001                                                   502
  Shares issued (60,841,970 at 3.0p) on December 6, 2001                                             1,825
  Total consideration                                                                                2,327
  Total goodwill arising on acquisition                                                                          913


The fair value of the net assets at July 3, 2001 was GBP5,150,000.


17 Stock

                                  March 31, 2002            March 31, 2001
                                         GBP'000                   GBP'000
   Goods for resale                           34                       295



18 Debtors

                                           March 31, 2002     March 31, 2001
                                                  GBP'000            GBP'000
   Amounts due within one year
   Trade debtors, net                                 910              1,189
   Other debtors                                    1,302              5,817
   Prepayments and accrued income                   1,123                574
                                                    3,335              7,580
   Amounts due after more than one year
   Prepayments                                        321                321
                                                      321                321


Trade debtors is presented net of allowance for doubtful accounts of GBP 1,519,000 and GBP 628,000 as of March 31, 2002 and 2001, respectively. The allowance for doubtful accounts as of March 31, 2000 was GBP 44,000.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


19 Cash at bank and in hand

                                      March 31, 2002     March 31, 2001
                                             GBP'000            GBP'000
   Cash at bank and in hand                   14,093             11,243
   Short term deposits                             -             13,042
                                              14,093             24,285



20 Creditors: amounts due within one year

                                        March 31, 2002     March 31, 2001
                                               GBP'000            GBP'000
   Trade creditors                               1,201              5,137
   Other taxation and social security              597              1,018
   Other creditors                                 412              3,152
   Accruals                                      2,968              3,836
   Finance lease obligations                        23                238
                                                 5,200             13,381


21 Creditors: amounts falling due after one year

                                              March 31, 2002    March 31, 2001
                                                     GBP'000           GBP'000
  Finance lease obligations                              59                 97
  Other creditors                                        32                316
                                                         91                413

  Maturity of financial liabilities

  Future minimum payments under finance       March 31, 2002    March 31, 2001
  leases are as follows:                             GBP'000           GBP'000

  Due within one year                                    23                238
  Due in more than one year but not more                 28                 23
  than two years
  Due in more than two years but not more                31                 74
  than five years
                                                         82                335


The weighted average fixed interest rate implicit on the finance leases is 11.35%.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


22 2% Convertible Bonds and associated warrants

On January 18, 2001, the Company entered into an agreement under which it secured GBP 15 million before expenses, by way of a private placement of three series of unsecured convertible bonds (the "Convertible Bonds") and related Warrants ("Warrants") exercisable into new Ordinary Shares in the Company. The Warrants are separate from the Convertible Bonds and are non callable.

The Company has received the GBP 15 million due in respect of the Convertible Bonds in equal instalments of GBP5 million payable on February 14, 2001, May 31, 2001 and November 9, 2001 and has issued all the Convertible Bonds and Warrants in relation to such funding.

The Convertible Bonds issued in relation to the first GBP 5 million instalment (the "A Bonds") are convertible into a maximum of 116,133,228 Ordinary Shares at a price equal to the lower of 12.6192 pence and the average of the three highest of the five lowest daily volume weighted average prices during the 15 trading days prior to the date of delivery of the relevant conversion notice (the "Floating Conversion Price"). The A Bonds can be converted by the holder into ordinary shares at any time until February 13, 2004. 26,187,186 Ordinary Shares were issued to some of the Subscribers on February 11, 2002 following the receipt by the Company of a conversion notice in respect of GBP 600,000 of the A Bonds. The Warrants issued to the Subscribers in relation to the issue of the A Bonds are in respect of 19,811,081 Ordinary Shares at an exercise price of 15.7740 pence per share.

The Convertible Bonds issued in relation to the second GBP 5 million instalment (the "B Bonds") are convertible into a maximum of 128,154,743 Ordinary Shares at a price equal to the lower of 7.3154 pence and the Floating Conversion Price. The B Bonds can be converted by the holder into ordinary shares at any time until May 30, 2004. The Warrants issued to the Subscribers in relation to this instalment of the funding are in respect of 35,793,031 Ordinary Shares at an exercise price of 8.7308 pence per share.

The Convertible Bonds issued in relation to the third GBP 5 million instalment (the "C Bonds") are convertible into a maximum of 308,870,768 Ordinary Shares at a price equal to the lower of 3.3936 pence and the Floating Conversion Price. The C Bonds can be converted by the holder into ordinary shares at any time until November 8, 2004. The Warrants issued to the Subscribers in relation to this instalment of the funding are in respect of 73,668,081 Ordinary Shares at an exercise price of 4.2420 pence per share.

Each tranche of Convertible Bonds converts automatically three years after the relevant issue date to the extent not already redeemed or converted ("maturity").

Interest is payable on the Convertible Bonds at a rate of 2% per annum up to the date of conversion or maturity, either in cash or shares of the Company at the Company's discretion.

The ordinary shares into which the Convertible Bonds convert will rank pari passu with all the other ordinary shares of the Company and as such will rank equally for any dividends.

No value was assigned to any of the Warrants because the exercise price was higher than the market value of the Company's ordinary shares at the time of issue.





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


23 Provision for liabilities and charges

  National Insurance on share             March 31, 2002        March 31, 2001
  options                                        GBP'000               GBP'000
  At April 1                                           -                 2,432
  (Released)/charged during the                        -               (2,378)
  year
  Utilised on exercise of options                      -                  (54)
  At March 31                                          -                     -



Deferred taxation:

The Group has adopted FRS19 for the period ended March 31, 2002.

A deferred tax asset for losses available for carry forward of GBP 36 million against future taxable profit of GBP 120 million has not been recognised in respect of the trading losses in the Group. This is because UK GAAP requires that deferred tax assets are only recognised to the extent that the transfer of economic benefit in the foreseeable future has reasonable probability.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


24 Share capital

                                                                                              March 31,      March 31,
                                                                                                  2002            2001
                                                                                                   GBP             GBP
  Authorised
  2,200,000,000 (2001: 1,700,000,000) ordinary shares of GBP0.001 each                       2,200,000       1,700,000
  Six (2001 : 6) special shares of GBP1 each                                                         6               6

                                                                                             2,200,006       1,700,006
  Allotted, called up and fully paid

  836,549,112 (2001: 635,227,217) ordinary shares of GBP 0.001 each                            836,549         635,227
  Six (2001: six) special shares of GBP1 each                                                        6               6



  Share issues
  The following        Number of shares         Share   Share Premium  Reason for issue
  shares were issued                      capital GBP             GBP
  during the year:
  April 2001                    698,632           699           9,690  Exercise of options
  May 2001                        3,596             4             203  Shares issued as part payment for the
                                                                       acquisition of ricardo.de AG
  May 2001                    7,132,093         7,132         402,963  Shares issued to CSFB in lieu of fees
  June 2001                  33,799,313        33,799       2,466,201  Equity commitment drawdown
  July 2001                  11,145,097        11,145         490,384  Shares issued as part payment for the
                                                                       acquisition of ricardo.de AG
  July 2001                  21,058,050        21,058         878,942  Equity commitment drawdown
  December 2001              60,841,970        60,842       1,764,417  Shares issued as part payment for the
                                                                       acquisition of ricardo.de AG
  February 2002              26,187,186        26,187         573,813  Conversion of 2% Convertible Bonds
  March 2002                 40,455,958        40,456         889,544  Equity commitment drawdown

                            201,321,895       201,322       7,476,157  Movement for the year
                            635,227,217       635,227                  Ordinary shares outstanding at April 1, 2001
                                      6             6                  Special shares outstanding at April 1, 2001

                            836,549,112       836,549                  Ordinary shares outstanding at March 31, 2002
                                      6             6                  Special shares outstanding at March 31, 2002

Ordinary shares

Ordinary shares are equal in value and have an equitable interest in the Company. The holders of ordinary shares are entitled to any dividends declared in relation thereto by the directors. Each holder of an ordinary share is entitled to one vote at general meetings of the Company. The holders of ordinary shares, upon the liquidation of the Company are entitled to share in the surplus assets of the Company.

Special shares

Pending full exercise of their exchange rights granted at the time of the acquisition of ricardo.de AG, the former majority shareholders of ricardo.de AG were issued in total six special shares in QXL ricardo plc. These special shares gave the holder substantially the same rights they would have had if they had fully exercised their exchange rights over ordinary shares in QXL ricardo plc. As all of the exchange rights have now been exercised, the rights attaching to the special shares have effectively lapsed.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


25 Options and warrants in shares

  Option           At March       Granted       Number       Lapsed    Surrendered     At March       Exercise       Exercise
  holder           31, 2001   during year    exercised  during year    during year     31, 2002          price         period
                                           during year
  Directors      37,571,420    24,100,000            -      100,000     14,783,767   46,787,653      1.5p-9.8p   2000 to 2012
  in total
  Staff in       25,708,330    36,410,190      698,632    9,569,380              -   51,850,508   1.4p-GBP4.48   2000 to 2012
  total
  A Warrants     19,811,081             -            -            -              -   19,811,081       15.7740p   2001 to 2004

  B Warrants              -    35,793,031            -            -              -   35,793,031        8.7308p   2001 to 2004

  C Warrants              -    73,668,081            -            -              -   73,668,081        4.2420p   2001 to 2004


Options issued to directors and staff are in respect of ordinary shares. Employee options vest over a four year period based on the date the option is granted.


26 Share premium and reserves

                           Share premium   Merger reserve      Profit and loss
                                 account                               account
                                 GBP'000          GBP'000              GBP'000
  Balance at April 1,            218,856            9,137            (187,053)
  2001
  Retained loss for                    -                -             (37,930)
  the financial year
  Premium on shares                7,476                -                    -
  issued as per Note
  24
  Cost of issue of                 (695)                -                    -
  shares
  Exchange adjustment                  -                -                (233)
  Balance at March               225,637            9,137            (225,216)
  31, 2002





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


27 Reconciliation of movement in equity shareholders' funds

                                                                      March 31, 2002    March 31, 2001
                                                                             GBP'000           GBP'000
   Loss for the year                                                        (37,930)         (139,040)
   Issue of capital to former owners of Idefi SAS and I-Deal SA                    -             2,525
   Issue of capital to former owners of Bidlet AB                                  -            57,490
   Issue of capital to former owners of ibidlive NV                                -             6,489
   Issue of capital to former owners of ricardo.de AG                         2,328             36,202
   Issue of capital in respect of development of World of Antiques                 -             9,293
   Issue of capital including share premium                                        -           (9,294)
   Equity commitment drawdown                                                 4,330                  -
   Conversion of 2% Convertible Bonds                                           600                  -
   Shares issued to CSFB in lieu of fees                                        410                  -
   Accrued compensation expense                                                    -              (80)
   Options exercised                                                             10                446
   Cost of issue of shares                                                     (695)           (2,231)
   Exchange adjustment                                                         (233)               170
   Net (decrease)/increase in shareholders' funds                           (31,180)          (38,030)
   Opening shareholders' funds                                               41,575             79,605
   Closing shareholders' funds                                               10,395             41,575



28 Financial commitments

   Annual commitments under non-cancellable operating leases expiring      March 31, 2002            March 31, 2001
                                                                                  GBP'000                   GBP'000
   Within one year                                                                    771                       367
   Within two to five years                                                            20                       256
   After five years                                                                     -                         -
                                                                                      791                       623




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


29 Financial instruments

Financial instruments and risk management

Throughout the period under review it has been the Group's policy that no trading in financial instruments shall be undertaken. Similarly the Group did not undertake any financial hedging arrangements during this period. The year end position reflects these policies and there have been no changes in policies and risks since year end.

The main risks arising from the Group's financial instruments are interest risk and foreign currency risks. Interest rates are monitored to ensure best available returns are achieved. The Group's principal exposure to exchange rate fluctuations arises on the translation of overseas net assets and losses into Sterling for reporting purposes and on the translation of intercompany balances which fund overseas subsidiaries. On an operating basis funds are exchanged monthly into Euros or other European currencies at spot rates to the cash needs of non-UK subsidiaries.


Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.


Interest rate profile of the financial assets

The interest rate profile of the Group's financial assets at March 31, 2002 was:

  Currency               Cash at bank       Short term      Total March     Cash at bank      Short term    Total March
                          and in hand   deposits March         31, 2002      and in hand        deposits       31, 2001
                       March 31, 2002         31, 2002                    March 31, 2001  March 31, 2001
                              GBP'000          GBP'000          GBP'000          GBP'000         GBP'000        GBP'000
  Euro/Euro                     2,509                -            2,509            7,161               -          7,161
  denominated
  Sterling                     10,927                -           10,927            3,238          13,042         16,280
  Swedish Krona                    92                -               92              306               -            306
  US Dollar                       101                -              101              226               -            226
  Other                           463                -              463              312               -            312
  Total                        14,093                -           14,093           11,243          13,042         24,285
  Floating rate                14,093                -           14,093           11,243               -         11,243
  Fixed rate                        -                -                -                -          13,042         13,042
                               14,093                -           14,093           11,243          13,042         24,285


Interest rates on floating rate financial assets are linked to base rates.

Funds are held in Euros and other foreign currency accounts to enable the Group to trade and settle its debts in the local currency in which they occur in order to mitigate the Group's exposure to foreign exchange fluctuations.


Interest rate profile and maturity of financial liabilities

At the year end, the Group's liabilities other than short-term payables comprises a finance lease creditor (note 21) and 2% Convertible Bonds (note
22).


Borrowing facilities

The Group does not have any borrowing facilities excluding the 2% Convertible Bonds.


Currency exposures

At year end, the Group's currency exposures relate to cash and cash equivalents and payables translated at the rate of exchange at that date analysed as follows:





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000

                             US Dollar    Euro March         Other        Total
                             March 31,      31, 2002     March 31,    March 31,
                                  2002                        2002         2002
  Net foreign currency         GBP'000       GBP'000       GBP'000      GBP'000
  monetary assets/(liabilities)
  Functional currency of
  operation
  Sterling                       2,440         5,749         8,017       16,206
  Total                          2,440         5,749         8,017       16,206

                             US Dollar    Euro March         Other        Total
                             March 31,      31, 2001     March 31,    March 31,
                                  2001                        2001         2001
  Net foreign currency         GBP'000       GBP'000       GBP'000      GBP'000
  monetary assets/(liabilities)

  Functional currency of                                                      0
  operation
  Euro/Euro denominated                                        384          384
  Sterling                         217         4,072         4,353        8,642
  Swedish Krona                                              6,672        6,672
  Other                                                       (36)         (36)
  Total                            217         4,072        11,373       15,662





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


30 Notes to the cash flow statement

  Reconciliation of operating profit to net cash outflow from operating           March 31,    March 31,   March 31,
  activities                                                                           2002         2001        2000
                                                                                    GBP'000      GBP'000     GBP'000
  Continuing operating activities
  Operating loss                                                                   (40,646)    (142,269)    (68,431)
  Depreciation of fixed assets                                                        2,668        6,012       1,539
  Fixed asset impairment                                                              2,526            -           -
  Loss on disposal of fixed assets                                                      265            -          17
  Goodwill impairment provision                                                       4,508       77,941      22,418
  Amortisation of intangible fixed                                                    8,340       16,304         152
  assets
  Non cash developments costs                                                             -            -       9,794
  Non cash marketing costs                                                              421          967           -
  Share based compensation                                                                -         (23)         175
  Decrease/(increase) in stocks                                                         261        2,365        (44)
  Decrease/(increase) in debtors                                                      5,583        3,183     (6,109)
  (Decrease)/increase in creditors                                                  (8,394)     (20,484)      11,535
  Net cash outflow from operating activities                                       (24,468)     (56,004)    (28,954)



  Reconciliation of net cash flow to movement in net funds                        March 31,    March 31,   March 31,
                                                                                       2002         2001        2000
                                                                                    GBP'000      GBP'000     GBP'000

 (Decrease)/increase in net                                                           2,885        2,748       1,938
  cash
  Movements in deposits                                                            (13,042)     (56,125)      69,167
  Movements in finance                                                                  253          169       (504)
  leases
  Movement in funds for the                                                         (9,904)     (53,208)      70,601
  year
  Translation differences                                                              (35)            -           -
  Funds at April 1st                                                                 23,950       77,158       6,557
  Funds at March 31                                                                  14,011       23,950      77,158


  Reconciliation of             April 1, 2000    Cash flows    Non Cash   April 1,        Cash     Non Cash   March 31,
  movement in net                                               changes       2001       flows      changes        2002
  funds                                                                    GBP'000     GBP'000      GBP'000     GBP'000
  Cash in bank and                      8,495         2,748           -     11,243       2,885         (35)      14,093
  in hand
  Short term                           69,167      (56,125)           -     13,042    (13,042)            -           -
  deposits
                                       77,662      (53,377)           -     24,285    (10,157)         (35)      14,093
  Finance leases due after              (267)           267        (97)       (97)          38            -        (59)
  one year
  Finance leases due within             (237)            63        (64)      (238)         215            -        (23)
  one year
  Total                                77,158      (53,047)       (161)     23,950     (9,904)         (35)      14,011



31 Post balance sheet events

There are no material post balance sheet events


32 Related party transactions

There are no material related party transactions, except for acquisition of ricardo.ch AG and ricardo.nl BV described in note 16.



                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


33 Summary of difference between United Kingdom and United States Generally Accepted Accounting Principles (GAAP)

The financial statements and accompanying notes 1 to 32 have been prepared in accordance with U.K. GAAP. U.K. GAAP differs from U.S. GAAP in certain material respects, and such differences involve methods for measuring the amounts shown in the financial statements as well as additional disclosures required under U.S. GAAP

The following is a summary of the material adjustments to the consolidated loss for the financial year and consolidated equity shareholders' funds that would have been required in applying the significant differences between U.K. and U.S. GAAP.

  Reconciliation of consolidated loss for the financial year    Note      March 31,   March 31, 2001   March 31, 2000
                                                                              2002          GBP '000         GBP '000
                                                                          GBP '000
  Loss for the financial year under U.K. GAAP                              (37,930)        (139,040)         (66,667)
  Goodwill impairment                                             (a)         (596)        (362,806)           22,418
  Amortisation of goodwill                                        (a)       (5,582)        (103,517)          (4,828)
  Amortisation of other intangible assets                         (b)       (2,501)          (1,227)              350
  National Insurance liability                                    (c)             -          (2,378)                -
  Amortisation of discount on 2% Convertible Bonds               (d1)       (1,174)                -                -
  Beneficial conversion feature of 2% Convertible Bonds          (d2)      (10,645)                -                -
  Costs of issuing 2% Convertible Bonds                          (d3)          (81)              229                -
  Loss for the financial year under U.S. GAAP                              (58,509)        (608,739)         (48,727)
  Loss per share: basic and diluted                                          (8.2)p         (131.6)p          (16.9)p


  Reconciliation of consolidated equity shareholders' funds      Note     March 31,        March 31,
                                                                               2002             2001
                                                                           GBP '000         GBP '000
  Equity shareholders' funds under U.K. GAAP                                 10,395           41,575
  Goodwill, net                                                   (a)             -            6,178
  Intangible asset                                            (b),(e)         3,076            5,577
  Warrants issued                                                 (e)             -            1,500
  National Insurance liability                                    (c)             -          (2,378)
  Amortisation of discount on 2% Convertible Bonds               (d1)       (1,174)                -
  Issuance of warrants in connection with 2% Convertible Bonds   (d1)         4,355                -
  Costs of issuing 2% Convertible Bonds                          (d3)           148              229
  Equity shareholders' funds under U.S. GAAP                                 16,800           52,681



(a) Acquisition accounting

Fiscal year 2002

During fiscal year 2002, the Company acquired additional shares in ricardo.de AG. As part of internal restructuring the Group required the minority ownership of ricardo.ch AG and ricardo.nl BV. Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, the difference between the consideration and the fair value of the identifiable net assets is recorded as goodwill.

Under U.K. GAAP the value of the consideration shares is set at the date the share for share exchange is completed, under U.S. GAAP the value of the consideration shares is set at the date of the announcement of agreement. As the announcement of these acquisitions was concurrent with the consummation of the acquisitions, there is no difference between U.S. and U.K. GAAP.





                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


Under U.K. GAAP, as discussed in Note 3, approximately GBP 4.5 million of goodwill was written off as an exceptional impairment. Under U.S. GAAP, approximately GBP 5.1 million of goodwill was written off as an impairment provision after consideration of the anticipated future cash flows of the businesses acquired. The remaining goodwill has been capitalised and is being amortised over periods between 18 and 39 months from the date of acquisition as appropriate to the business acquired.

As discussed later in this Note, the Company will adopt SFAS 142 as of April 1, 2002, at which time goodwill and certain intangible assets will not be amortised but will be tested for impairment at least annually.

At March 31, 2002, the recorded value of goodwill was GBP 10.7 million under both U.S. and U.K. GAAP.


Fiscal year 2001

During fiscal year 2001, the Company acquired the businesses of ibidlive N.V., Idefi S.A., Bidlet A.B and ricardo.de A.G. Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, the difference between the consideration and the fair value of the identifiable net assets is recorded as goodwill.

Under U.K. GAAP the value of the consideration shares is set at the date the share for share exchange is completed, under U.S. GAAP the value of the consideration shares is set at the date of the announcement of agreement. The net result of this is to increase the goodwill arising on acquisitions by GBP 455 million during the year ended March 31, 2001 under U.S. GAAP.

Under U.K GAAP, as discussed in Note 3, approximately GBP 72.9 million of goodwill was written off as an exceptional impairment. Under U.S. GAAP, approximately GBP 436 million of goodwill was written off as an impairment provision after consideration of the anticipated future cash flows of the businesses acquired. The remaining goodwill has been capitalised and is being amortised over periods between 18 and 39 months from the date of acquisition as appropriate to the business acquired.


Fiscal year 2000

During fiscal year 2000, the Company acquired the businesses of Humpty Dumpty, eSwap, DinSide Auksjon, and Jubii. Both U.K. GAAP and U.S. GAAP required purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under U.K. GAAP, the goodwill recorded upon acquisition of GBP 22.4 million has been reviewed for impairment and a portion of the total amount has been written-off through the profit and loss account. The remainder of goodwill has been capitalised and is being amortised over 18 months. For U.S. GAAP purposes, all goodwill that had been written-off under U.K. GAAP was reinstated and amortised over its estimated useful life of 18 months.

The amortisation expense for goodwill under U.K. GAAP was GBP 7,849,000 for 2002 (2001: GBP 16,304,000; 2000: GBP 152,000). Under U.S. GAAP the
amortisation expense was GBP 13,431,000 for 2002 (2001: GBP 119,821,000;
2000: GBP 4,980,000).


(b) Recognition and amortisation of intangible assets

U.S. GAAP requires that intangible assets acquired are recognised and capitalised on the balance sheet, provided that they meet certain requirements. Under U.K. GAAP these assets are only recognised when, among other criteria, they are separable and identifiable.

Adjustments have been made to recognise intangible assets under U.S. GAAP on the acquisitions of ibidlive N.V., Idefi S.A., Bidlet A.B and ricardo.de A.G. These assets have been capitalised and are being amortised over periods between 18 and 39 months, as appropriate to each acquisition.

The amortisation expense for other intangible assets under U.K. GAAP was GBP 491,000 for 2002 (2001: GBP 631,000; 2000: GBP 350,000). Under U.S. GAAP the
amortisation expense was GBP 2,992,000 for 2002 (2001: GBP 1,858,000; 2000:
GBP Nil).




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


(c) National Insurance liability

In the U.K., companies must make National Insurance contributions related to gains on share options granted after April 5,1999 under share options plans that have not been approved by the Inland Revenue. These contributions are based on the difference between the market value of the underlying share at the date of grant and the exercise price of the option and are due on the date of the exercise of the share options. Under U.K. GAAP, the provision for National Insurance should be made on outstanding share options, calculated at the latest enacted National Insurance rate applied to the difference between the market value of the underlying shares at the balance sheet date and the option exercise price. This amount is to be spread over the performance period (the period during which the employee performs the service necessary to become unconditionally entitled to the options). From the date of the grant to the date of actual exercise, the provision should be adjusted by reference to changes in market value. Under U.S. GAAP this liability should be recorded on the date of the event triggering the measurement and payment of the National Insurance contribution. The National Insurance liability related to employee share options granted after April 5, 1999 was provided for over the vesting period of the options based on the share price as of each balance sheet date.

An amount of GBP 2.4 million in this respect was recognised under U.K. GAAP at 31 March 2000 and was subsequently written down as the market value of the underlying shares at 31 March 2001 was below the exercise price of the relevant options.

The Company's share price has continued to decrease during fiscal year 2002 and there is for this reason no requirement to report any liability under either under U.K. or U.S. GAAP.

(d) Issuance of 2% Convertible Bonds and related warrants

(d1) As described in the principal accounting policies, under U.K. GAAP, the proceeds allocated to warrants issued were based on the market price of the Company's ordinary shares at the time of issue taking into account the exercise price of the warrants. Under U.S. GAAP, the proceeds from the issuance of debt instruments with detachable warrants must be allocated based on the relative fair values of the debt and warrant instruments. The proceeds of GBP 4.4 million allocated to the warrants are recorded in Equity Shareholders' Funds. The GBP 10.6 million of proceeds allocated to the 2% Convertible Bonds represent the initial carrying value of the debt with the difference between carrying value and the respective face value representing a debt discount. This discount is amortised to interest expense over the term of the related 2% Convertible Bonds using the effective interest method. Amortisation of this discount under U.S. GAAP was GBP 1.2 million for the year ended March 31, 2002.

(d2) The conversion price per share of the 2% Convertible Bonds "resets" upon certain events. Such resetting resulted in a beneficial conversion feature to the holders. Under U.K. GAAP, there is no accounting recognition of the beneficial conversion feature as a result of these resets. Under U.S. GAAP, the beneficial conversion feature is measured and recorded as a debt discount and amortised over the period until the debt is convertible. As the 2% Convertible Bonds are immediately convertible at the holder's discretion, the GBP 10.6 million of beneficial conversion feature, being equal to the proceeds allocated to the 2% Convertible Bonds, has been charged to interest expense at the time of reset and a corresponding amount recorded in Equity Shareholders' Funds.

(d3) U.K. GAAP requires that the costs associated with issuing convertible bonds be taken through the profit and loss account immediately and then allocated against the share premium reserve. Under U.S. GAAP, debt issuance costs should be capitalised and amortised over the life of the debt.


(e) Development of 'World of Antiques'

In fiscal year 2002 the remaining amounts capitalised was written off through the profit and loss account because the 'World of Antiques' service was closed during the year.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


During fiscal year 2000 under U.K. GAAP, the total amount of cash paid under the development agreement with Mr. Scully was expensed through the profit and loss account. Because GBP 350,000 of the total payments to Mr. Scully related to intellectual property rights acquired, under U.S. GAAP, this amount was capitalised as an intangible asset with the remainder of the payments being expensed through the profit and loss account. This intangible asset is being amortised over its estimated useful life of 5 years for U.S. GAAP purposes.

Hugh Scully's 'World of Antiques' service was launched on April 11, 2000, and on this date Mr. Scully notified the Company of his intention to exercise his options which were contingent upon such launch. Under U.K. GAAP, these options were recorded at March 31, 2000 at the mid-market price of the underlying shares as at the close of business on April 11, 2000. The value of these shares in excess of the exercise price was recorded as a development expense.

Under U.S. GAAP, the options were valued using the Black Scholes option pricing model on March 28, 2000, the date that it became probable, beyond a reasonable doubt, that the service would be launched and the options would become exercisable. The adjustment resulting from the different method of recording the options under U.K. and U.S. GAAP discussed above reflected the reversal of the exercise price of the options from equity. The total exercise price of GBP 1,500,000 was recorded for U.S. GAAP purposes in the year ended March 31, 2001 which is when the options were exercised.

Other disclosure items:

Cash flow information

The cash flow statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 ("FRS 1"), whose objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows". The principle differences between the standards relate to classification. Under FRS 1, the Company presents its cash flows for (a) operating activities, (b) returns on investments and serving in of finance, (c) capital expenditure and financial investment, (d) acquisitions, (e) management of liquid resources and (f) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating, (b) investing and (c) financing.

Cash flows from returns on investments and servicing of finance under FRS 1 would be included as operating activities under SFAS No. 95, capital expenditure and financial investment would be included as investing activities, and acquisitions would be included as a financing activity under SFAS No. 95. Under FRS 1, cash comprises cash in hand and deposits payable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95, cash equivalents comprising short-term highly liquid investments with original maturity of three months or less, are grouped together with cash.

A summary of our operating, investing and financing activities, classified in accordance with U.S. GAAP, are as follows:

                              March 31, 2002   March 31, 2001   March 31, 2000
                                     GBP'000          GBP'000          GBP'000
  Net cash provided by              (23,504)         (53,555)         (28,654)
  (used in) operating
  activities
  Net cash used in                     (209)          (3,464)          (8,745)
  investing activities
  Net cash provided by                13,518            3,642          108,504
  financing activities
  Net increase in cash and          (10,192)         (53,377)           71,105
  cash equivalents
  Cash and cash                       24,285           77,662            6,557
  equivalents under U.S.
  GAAP at the beginning of
  the period
  Cash and cash                       14,093           24,285           77,662
  equivalents under U.S.
  GAAP at the end of the
  period



Exceptional items

Restructuring costs classified as exceptional items under U.K. GAAP do not meet the definition of 'extraordinary' items under U.S. GAAP. Accordingly these costs have been classified as operating expenses under U.S. GAAP.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


Deferred Taxes

Under U.K. GAAP, deferred tax is recognised to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for net deferred tax assets including losses carried forward recognised subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognised under U.K. GAAP and a valuation allowance has been provided in full for the net deferred tax assets recognised under U.S. GAAP (March 31, 2002: GBP 36 million; March 31, 2001: GBP 30 million).


Recently issued accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16,
Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortised negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortised. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortisation of goodwill and indefinite-lived intangible assets,
(2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortisation period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS 142 for the year ending March 31, 2003. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS 142, the Company does not expect to reclassify any of its goodwill balances to intangible asset classifications. Also in preparation for the adoption of SFAS 142, the Company is in the process of evaluating the useful lives of its existing intangible assets and anticipates that any changes in the useful lives will not have a material impact on the results of its operations.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test prior to September 30, 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of the year ending March 31, 2003. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position. At March 31, 2002, the Company had unamortised goodwill of approximately GBP 10.7 million under U.S. GAAP. Total goodwill amortisation was approximately GBP
19.6 million for the year ended March 31, 2002 which will not be incurred in the year ending March 31, 2003 under U.S. GAAP.




                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIODS ENDED MARCH 31, 2002, 2001 and 2000


In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The provisions of SFAS 144 will be effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is assessing the requirements of SFAS 146 and the effects, if any, on its financial statements.